EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

July 2020

Item 3	News Releases

News release dated July 30, 2020.

Item 4	Summary of Material Change

The Company provided an update on the results of the Special Meeting of the shareholders of Altum Pharmaceuticals Inc. (“Altum”) to approve the merger with BetterLife. On July 29, 2020, an overwhelming 91.3% of Altum shareholders voted in favour of the merger with BetterLife and the form of amalgamation agreement signed between the Company and Altum. BetterLife now awaits ratification of the merger by the Canadian Securities Exchange.

The Company also settled an outstanding claim from Green Stream Botanicals Corp. (“Green Stream Botanicals”). In September 2019, Green Stream Botanicals had served the Company a claim for a finder’s fee in relation to the Company’s May 2019 non-brokered private placement of $15 million.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A” and the amalgamation agreement in Schedule “B”

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

July 30, 2020

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SCHEDULE “A”

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BetterLife Pharma Receives Approval from Altum Pharmaceuticals Inc. Shareholders to Complete Merger

VANCOUVER, July 30, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAT), an emerging biotechnology company with proprietary interferon-based therapeutic technologies, is pleased to provide an update on the results of the Special Meeting of the shareholders of Altum Pharmaceuticals Inc. (“Altum”) to approve the merger with BetterLife.

On July 29, 2020, an overwhelming 91.3% of Altum shareholders voted in favour of the merger with BetterLife. BetterLife now awaits ratification of the merger by the Canadian Securities Exchange.

Mr. Robert Metcalfe, lead director of BetterLife, said, “We are very pleased with the results of the votes from the Altum shareholders and to receive more than 91% support in favor of the merger with BetterLife. We look forward to the completion of the merger and advancing the development of Altum’s therapeutic treatments.”

Altum’s therapeutic pipeline consists of 3 products, including AP-003, a patent-pending interferon a2b (IFNa2b) inhalation formulation. Recent studies in China and the UK have provided data that suggest the therapeutic efficacy of interferon-based treatments for COVID-19.

Cautionary Note

The Company is not making any express or implied claims that Altum's AP-003 or any other product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of Altum's AP-003 are under investigation and market authorization has not yet been obtained.

Settlement with Green Stream Botanicals

BetterLife is pleased to announce that it has settled an outstanding claim from Green Stream Botanicals Corp. (“Green Stream Botanicals”). In September 2019, Green Stream Botanicals had served the Company a claim for a finder’s fee in relation to the Company’s May 2019 non-brokered private placement of $15 million.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. Through its wholly owned subsidiary, BLife Therapeutics Inc., BetterLife is refining and developing drug candidates from a broad set of complementary Interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.blifetherapeutics.com.

Contact:

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Dost Mustaq, BDA International Investor Relations Contact

Email: ir@blifepharma.com

Phone: 646-679-4321

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Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as the failure to complete the transaction with Altum, the failure of Altum to complete clinical trials or to have success in such trials, the failure of Altum to secure and/or enforce patent protection for AP-003, the failure of Altum to secure exclusive rights from third parties, the failure of the Company to secure financing needed to carry out the plans set out herein, the failure to meet the conditions imposed by the CSE or other securities regulators, the competitive environment within the industry, the ability of BetterLife to commence and expand its operations, the level of costs incurred in connection with BetterLife's operational efforts, economic conditions in the industry, pandemics, and the financial strength of BetterLife's future customers and suppliers. Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing; general economic, business and market conditions; our ability to successfully and timely complete clinical studies; product development delays and other uncertainties related to new product development; our ability to attract and retain business partners and key personnel; the risk of our inability to profitably commercialize our proposed products; the risk that our proposed clinical trials will not be launched in a timely manner (or at all) or if launched yield positive results or that we will not obtain regulatory market approvals for our products; the extent of any future losses; the risk of our inability to establish or manage manufacturing, development or marketing collaborations; the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches; dependence on third parties for successful commercialization of our products; inability to obtain product and raw materials in sufficient quantity or at standards acceptable to health regulatory authorities to commence and complete clinical trials or to meet commercial demand;·our ability to obtain patent protection and protect our intellectual property rights; commercialization limitations imposed by intellectual property rights owned or controlled by third parties; uncertainty related to intellectual property liability rights and liability claims asserted against us; the impact of competitive products and pricing; and future levels of government funding; additional risks and uncertainties, many of which are beyond our control.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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SCHEDULE “B”

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AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is made effective as of the 3rd day of July, 2020.

AMONG:

ALTUM PHARMACEUTICALS INC., a company incorporated pursuant to the laws of Canada and having its registered office address at Suite 2700 - 700 West Georgia Street, Vancouver, BC V7Y 1B8

(“Altum”)

AND:

BETTERLIFE PHARMA INC., a company incorporated pursuant to the laws of British Columbia and having its registered office address at Suite 2700 - 700 West Georgia Street, Vancouver, BC V7Y 1B8

(“BetterLife”)

AND:

12167573 CANADA LTD., a company incorporated pursuant to the laws of Canada and having its registered office address at Suite 2700 - 700 West Georgia Street, Vancouver, BC V7Y 1B8

(“Newco”)

WHEREAS:

BetterLife and Altum wish to combine their businesses by means of the Amalgamation (as defined herein) between Newco, a wholly-owned subsidiary of BetterLife, and Altum;

The board of directors of BetterLife has determined that the Amalgamation to be effected pursuant to this Agreement is advisable and in the best interests of BetterLife and has approved the transactions contemplated by this Agreement and determined to recommend approval of the Amalgamation and the transactions contemplated hereby to the holders of BetterLife Shares (as defined herein);

The board of directors of Altum has determined that the Amalgamation to be effected pursuant to this Agreement is advisable and in the best interests of Altum and has approved the transactions contemplated by this Agreement and determined to recommend approval of the Amalgamation and the other transactions contemplated hereby to the holders of Altum Shares (as defined herein);

In furtherance of the Amalgamation, the board of directors of Altum has determined to submit the Altum Amalgamation Resolution (as defined herein) in accordance with the CBCA (as defined herein) to the holders of Altum Shares for approval;

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BetterLife, as the sole shareholder of Newco, will approve the Amalgamation, in accordance with the CBCA;

Upon the Amalgamation becoming effective, Altum Shares, Altum Warrants, and Altum Options (each as defined herein) will be exchanged for BetterLife Shares, BetterLife Warrants and BetterLife Options, respectively, (as defined herein) and the Newco Shares (as defined herein) will remain issued and outstanding in accordance with the provisions of this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement the following words and phrases will have the following meanings:

(a) “Affiliate” with respect to any specified Person at any time, means each Person directly or indirectly through one or more intermediaries controlling, controlled by or under direct or indirect common control with such specified Person at such time;

(b) “Agreement” means this Amalgamation Agreement including the schedules attached hereto, as it may from time to time be supplemented or amended;

(c) “Altum’s Advisors” has the meaning set forth in Section 9.3(b)(i);

(d) “Altum Amalgamation Resolution” means the special resolution of the holders of Altum Shares approving the Amalgamation and approving the adoption of the Agreement to be substantially in the form and content of Schedule B hereto;

(e) “Altum Assets” means all of the assets owned or used by Altum for the Business;

(f) “Altum Disclosure Letter” means the disclosure letter of Altum prepared in connection with this Agreement;

(g) “Altum Dissent Rights” has the meaning specified in Sub-Section 3.1(a);

(h) “Altum Dissenting Shareholder” means a holder of Altum Share who dissents from the Amalgamation in compliance with the Altum Dissent Rights;

(i) “Altum Financial Statements” means the audited consolidated financial statements for Altum for the years ended March 31, 2020 (the “Altum Accounting Date”) and 2019, all prepared in accordance with IFRS;

(j) “Altum Options” means the options issued by Altum as set out in Altum Disclosure Letter;

(k) “Altum Shareholders” means the shareholders of Altum;

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(l) “Altum Shares” means the common shares in the capital of Altum owned by the shareholders of Altum, being all of the issued and outstanding shares in the capital of Altum as set out in the Altum Disclosure Letter;

(m) “Altum Warrants” means the common share purchase warrants issued by Altum as set out in the Altum Disclosure Letter;

(n) “Amalgamation” means the Amalgamation of Newco and Altum pursuant to the CBCA as provided for in this Agreement;

(o) “Appropriate Regulatory Approvals” means all rulings, consents, orders, exemptions, permits and other approvals of Governmental Bodies, including the Exchange, required or necessary for the completion of the transactions provided for in this Agreement and the Amalgamation;

(p) “Applicable Laws” means, with respect to any Person, any domestic (whether federal, state, territorial, provincial, municipal or local) or foreign statute, law, ordinance, rule, administrative interpretation, regulation, Order, writ, injunction, directive, judgment, decree or other requirement, all as in effect as of the Closing, of any Governmental Body applicable to such Person or any of its Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents (in connection with such officer’s, director’s, employee’s, consultant’s or agent’s activities on behalf of such Person or any of its Affiliates), including all Applicable Securities Laws;

(q) “Applicable Securities Laws” means Applicable Securities Laws in all jurisdictions relevant to the issuance of the BetterLife Shares, BetterLife Warrants and BetterLife Options pursuant to the terms of this Agreement, including: (a) the BC Act or the equivalent legislation in each province and territory of Canada; (b) the rules, regulations, instruments and policies adopted by the Securities Authorities; and (c) the policies and procedures of the Exchange, each as amended from time to time;

(r) “Articles of Amalgamation” means the Articles of Amalgamation to be filed with the Director, in the form attached as Schedule D;

(s) “BC Act” means the Securities Act (British Columbia) and the regulations made under that enactment, as amended;

(t) “BCBCA” means the Business Corporation Act (British Columbia) and the regulations made under that enactment, as amended;

(u) “BetterLife’s Advisors” has the meaning set forth in Section 9.3(a)(i);

(v) “BetterLife Disclosure Letter” means the disclosure letter of BetterLife prepared in connection with this Agreement;

(w) “BetterLife Documents” has the meaning set forth in Section 6.11;

(x) “BetterLife Financial Statements” means the audited consolidated financial statements for BetterLife for the years ending on January 31, 2020 and 2019 and the unaudited condensed consolidated interim financial statements for the three months ended April 30, 2020 (the “BetterLife Accounting Date”), all prepared in accordance with IFRS;

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(y) “BetterLife Options” means the options to be duly issued to the holders of the Altum Options on the Closing Date in exchange for the Altum Options, on the basis of BetterLife Options for each issued and outstanding Altum Option as is determined using the share exchange ratio determined by reference to the exchange of Altum Shares as set forth in Subsection 2.5(b)(i), where each whole BetterLife Option will grant the holder thereof the right to receive one BetterLife Share upon payment of the exercise price to be determined at Closing upon the determination of the applicable exchange ratio under the Amalgamation;

(z) “BetterLife Shareholders” means the shareholders of BetterLife;

(aa) “BetterLife Shares” means the fully paid and non-assessable BetterLife Shares to be issued to holders of the Altum Shares on the Closing Date on the basis of BetterLife Shares for each issued and outstanding Altum Share, so that immediately upon completion of the Amalgamation the Altum Shareholders, in the aggregate, will hold an equal number of shares of BetterLife as the BetterLife Shareholders hold in the aggregate;

(bb) “BetterLife Transfer Agent” means National Securities Administrators Ltd.;

(cc) “BetterLife Warrants” means the warrants to be issued to the holders of the Altum Warrants on the Closing Date in exchange for Altum Warrants on the basis of BetterLife Warrants for each issued and outstanding Altum Warrant as is determined using the share exchange ratio determined by reference to the exchange of Altum Shares as set forth in Subsection 2.5(b)(i), where each BetterLife Warrant will grant the holder thereof the right to receive one BetterLife Shares upon payment of the exercise price to be determined at Closing upon the determination of the applicable exchange ratio under the Amalgamation.

(dd) “Business” means the business currently and heretofore carried on by Altum or BetterLife, as the case may be;

(ee) “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Vancouver, British Columbia, Canada are authorized or required by law to close;

(ff) “CBCA” means the Canada Business Corporations Act, and the regulations made under that enactment, as amended;

(gg) “Certificate of Amalgamation” means the Certificate of Amalgamation issued by the Director giving effect to be Amalgamation;

(hh) “Charter Documents” means the articles, by-laws, articles of incorporation or other constating documents of a party to this Agreement;

(ii) “Closing” means the closing of the Amalgamation pursuant to the terms of this Agreement on the Closing Date;

(jj) “Closing Date” means August 15, 2020 or such other date as BetterLife and Altum may mutually agree to in writing;

(kk) “Contracts” means all Contracts, agreements, options, leases, licences, sales and purchase orders, commitments and other instruments of any kind, whether written or oral, to which Altum or BetterLife, as applicable, is a party on the Closing Date;

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(ll) “Damages” means all demands, claims, actions, causes of action, assessments, Losses, damages, costs, expenses, Liabilities, judgments, awards, fines, sanctions, penalties, charges and amounts paid in settlement (net of insurance proceeds actually received), including: (i) reasonable interest on cash disbursements in respect of any of the foregoing; and (ii) reasonable costs, fees and expenses of attorneys, accountants and other agents of, or other Persons retained by, a Person;

(mm) “Director” means the person appointed as the Director under the CBCA;

(nn) “Effective Date” means the date shown on the Certificate of Amalgamation;

(oo) “Effective Time” means 12:01 a.m. (Vancouver Time) on the Effective Date;

(pp) “Encumbrance” means any Lien, claim, charge, pledge, hypothecation, security interest, mortgage, title retention agreement, option or encumbrance of any nature or kind whatsoever, other than: (i) statutory Liens for Taxes not yet due and payable; (ii) such imperfections of title, easements and encumbrances, if any, that will not result in a Material Adverse Effect; and (iii) with respect to Altum, the Permitted Encumbrances;

(qq) “Exchange” means the Canadian Securities Exchange or such other exchange in Canada as the parties may agree;

(rr) “Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body;

(ss) “Governmental Body” or “Governmental Bodies” means any: (i) nation, state, county, city, town, village, district, or other jurisdiction of any nature; (ii) federal, state, provincial, local, municipal, foreign, or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); (iv) multi-national organization or body; or (v) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature including the Securities Authorities;

(tt) “IFRS” means generally accepted accounting principles determined with reference to International Financial Reporting Standards as defined by the International Accounting Standards Board, and which have been prescribed as being Canadian generally accepted accounting principles for publicly accountable enterprises by the Accounting Standards Board of the Chartered Professional Accountants of Canada;

(uu) “Indebtedness” means all obligations, contingent (to the extent required to be reflected in financial statements prepared in accordance with IFRS) and otherwise, which in accordance with IFRS should be classified on the obligor’s balance sheet as Liabilities, including without limitation, in any event and whether or not so classified: (a) all debt and similar monetary obligations, whether direct or indirect; (b) all Liabilities secured by any mortgage, pledge, security interest, Lien, charge or other Encumbrance existing on property owned or acquired subject thereto, whether or not the liability secured thereby shall have been assumed; (c) all Agreements of guarantee, support, indemnification, assumption or endorsement and other contingent obligations whether direct or indirect in respect of Indebtedness or performance of others, including any obligation to supply funds to or in any manner to invest in, directly or indirectly, the debtor, to purchase Indebtedness, or to assure the owner of Indebtedness against loss, through an agreement to purchase goods, supplies or services for the purpose of enabling the debtor to make payment of the Indebtedness held by such owner or otherwise; (d) obligations to reimburse issuers of any letters of credit; and (e) capital leases;

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(vv) “Intellectual Property” means, all intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, under the laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trade-marks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) all business names, corporate names, telephone numbers and other communication addresses; (c) internet domain names, whether or not trade-marks, registered in any top-level domain by any authorized private registrar or Governmental Body, web addresses, web pages, websites and related content, accounts with social media companies and the content found thereon and related thereto, and URLs; (d) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer and moral rights, and all registrations, applications for registration and renewals of such copyrights; (e) all industrial designs and applications for registration of industrial designs and industrial design rights, design patents and industrial design registrations owned or used by the Corporation; (f) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; and (g) patents (including all patent registrations, reissues, divisional applications or analogous rights, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications and other patent rights and any other Governmental Body issued indicia of invention ownership (including inventor's certificates and patent utility models);

(ww) “Legal Requirement” means any federal, state, provincial, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty;

(xx) “Liabilities” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, determined, determinable or otherwise, whether or not the same is required to be accrued on the financial statements of such Person;

(yy) “Lien” means, with respect to any asset, any mortgage, assignment, trust or deemed trust (whether contractual, statutory or otherwise arising), title defect or objection, lien, pledge, charge, security interest, hypothecation, restriction, Encumbrance or charge of any kind in respect of such asset;

(zz) “Listing Statement” means the Listing Statement to be filed by BetterLife with the Exchange pursuant to Policy 8 - Fundamental Changes and Changes of Business of the Exchange;

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(aaa) “Losses” means any and all demands, claims, actions or causes of action, assessments, losses, Damages, Liabilities, costs and expenses, including, without limitation, interest, penalties, fines and reasonable attorneys, accountants and other professional fees and expenses, but excluding any indirect, consequential or punitive Damages suffered by BetterLife or Altum, including Damages for lost profits or lost business opportunities;

(bbb) “Material Adverse Change” means, in respect of BetterLife or Altum, any one or more changes, events or occurrences which may have a Material Adverse Effect, and “Material Adverse Effect” means, in respect of BetterLife or Altum, any state of facts which, in any case, either individually or in the aggregate are, or would reasonably be expected to be, material and adverse to the business, assets or financial condition of BetterLife or Altum, respectively, provided that a Material Adverse Change or Material Adverse Effect shall not include any change or effect (whether alone or in combination with any other effect), directly or indirectly, arising out of, relating to, resulting from or reasonably attributable to: (i) the announcement of this Agreement or the pending completion of the Amalgamation; (ii) changes in the economy of United States or Canada generally; (iii) relating to the general economic conditions, global political conditions or securities markets in general (including the novel COVID-19); (iv) changes in the capital markets generally; (v) changes in IFRS; or (vi) any matter that has been disclosed to the public or the other parties prior to the date of this Agreement provided, however, that with respect to clauses (ii) to (v), such changes do not relate primarily to either BetterLife or Altum, as applicable, or do not have a disproportionate effect on either BetterLife or Altum, as applicable, compared to other companies of similar size operating in the medical or pharmaceutical industry; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Material Adverse Effect” has occurred;

(ccc) “Material Contracts” means those subsisting Contracts entered into by Altum or BetterLife, as applicable, by which Altum or BetterLife is bound or to which it or its respective assets are subject which have total payment obligations on the part of Altum or BetterLife, as applicable, which exceed $10,000 or are for a term of or in excess of one (1) year;

(ddd) “Material Interest” has the meaning set forth in Section 1.1(iii);

(eee) “Newco Amalgamation Resolution” means the special resolution of the sole shareholder of Newco, to be signed by BetterLife in its capacity as the sole holder of the shares of Newco, approving the adoption of the Agreement to be in substantially the form and content of Schedule A hereto;

(fff) “Newco Shares” means the common shares in the capital of Newco;

(ggg) “Order” means any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any Governmental Body or by any arbitrator;

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(hhh) “Permitted Encumbrances” means (a) liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures; (b) mechanics', carriers', workmen's, repairmen's or other like liens arising or incurred in the ordinary course of business; (c) easements, rights of way, zoning ordinances and other similar encumbrances; (d) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; and (e) other imperfections of title or Encumbrances, if any, that have not had, and would not have, a Material Adverse Effect; provided that for greater certainty there shall be no Permitted Encumbrances with respect to Altum Shares, Altum Warrants or Altum Options;

(iii) “Person” includes an individual, corporation, body corporate, partnership, joint venture, association, trust or unincorporated organization or any trustee, executor, administrator or other legal representative thereof;

(jjj) “Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel;

(kkk) “Related Party” means, with respect to a particular individual:

(i) each other member of such individual’s Family (as defined below),

(ii) any Person that is directly or indirectly controlled by such individual or one or more members of such individual’s Family,

(iii) any Person in which such individual or members of such individual’s Family hold (individually or in the aggregate) a Material Interest, or

(iv) any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, executor or trustee (or in a similar capacity), and with respect to a specified Person other than an individual:

(i) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person,

(ii) any Person that holds a Material Interest in such specified Person,

(iii) each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity),

(iv) any Person in which such specified Person holds a Material Interest,

(v) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity), and

(vi) any Related Person of any individual described in clause (ii) or (iii).

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For purposes of this definition, (a) the “Family” of an individual includes (i) the individual; (ii) the individual’s spouse; (iii) any other natural person who is related to the individual or the individual’s spouse within the second degree; and (iv) any other natural person who resides with such individual, and (b) “Material Interest” means direct or indirect beneficial ownership of voting securities or other voting interests representing at least twenty percent (20%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least twenty percent (20%) of the outstanding equity securities or equity interests in a Person;

(lll) “Securities Authorities” means the Exchange and the securities commissions or other securities regulatory authorities of each of the Provinces of British Columbia and Ontario;

(mmm) “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind, lawfully levied, assessed or imposed by any Governmental Body, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes and charges, sales taxes, use taxes, ad valorem taxes, value added taxes, subsoil use or extraction taxes and ownership fees, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes, mandatory pension and other social fund taxes or premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services taxes, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, and any instalments in respect thereof, together with any interest and any penalties or additional amounts imposed by any Governmental Body (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing and whether disputed or not;

(nnn) “Tax Returns” means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes; and

(ooo) “Transaction Documents” means this Agreement and any other documents contemplated by this Agreement to be signed by Altum, BetterLife or Newco, as applicable, necessary to perform their respective obligations hereunder and to consummate the Amalgamation.

1.2 Schedules

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule A	-	Form of Newco Amalgamation Resolution
Schedule B	-	Form of Altum Amalgamation Resolution
Schedule C	-	By-laws of Newco following the Amalgamation
Schedule D	-	Form of Articles of Amalgamation

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1.3 Interpretation

For the purposes of this Agreement, except as otherwise expressly provided herein:

(a) all references in this Agreement to a designated Article, Section, subsection, paragraph or other subdivision, or to a Schedule, is to the designated Article, section, subsection, paragraph or other subdivision of, or Schedule to, this Agreement unless otherwise specifically stated;

(b) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, clause, subclause or other subdivision or Schedule;

(c) the singular of any term includes the plural and vice versa and the use of any term is equally applicable to any gender and where applicable to a body corporate;

(d) the word “or” is not exclusive and the word “including” is not limiting (whether or not non-limiting language such as “without limitation” or “but not limited to” or other words of similar import are used with reference thereto);

(e) all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with IFRS, applied on a consistent basis with prior years;

(f) except as otherwise provided, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or such regulations;

(g) where the phrase “to the knowledge of” or phrases of similar import are used in this Agreement, it will be a requirement that the Person in respect of whom the phrase is used will have made such due enquiries as are reasonably necessary to enable such Person to make the statement or disclosure;

(h) the headings to the Articles and sections of this Agreement are inserted for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(i) any reference to a corporate entity includes and is also a reference to any corporate entity that is a successor to such entity;

(j) the parties acknowledge that this Agreement is the product of arm’s length negotiation between the parties, each having obtained its own independent legal advice, and that this Agreement will be construed neither strictly for nor strictly against any party irrespective of which party was responsible for drafting this Agreement;

(k) the representations, warranties, covenants and agreements contained in this Agreement will not merge at the Closing and will continue in full force and effect from and after the Closing Date for the applicable period set out in this Agreement; and

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(l) unless otherwise specifically noted, all references to “$” or sums of money that are referred to in this Agreement are expressed in the lawful money of Canada. If it is necessary to convert money from another currency to lawful money of Canada, such money will be converted using the Bank of Canada noon foreign exchange rate in effect at the date of payment.

The Altum Disclosure Letter and the BetterLife Disclosure Letter (together, the “Disclosure Letters”) shall, for all purposes of this Agreement, form an integral part of this Agreement. All sections of the Disclosure Letters delivered with this Agreement shall be arranged to correspond with the numbered and lettered sections and subsections contained in this Agreement, and the disclosures in the Disclosure Letters shall qualify only the corresponding sections and subsections contained in this Agreement, unless it is reasonably apparent on the face of such disclosure that such disclosure relates to other representations and warranties. The parties will update the Disclosure Letters as necessary up to the Closing Date. The Disclosure Letters are confidential information and may not be disclosed unless: (i) it is required to be disclosed pursuant to Applicable Law, unless such Applicable Law permits the parties to refrain from disclosing the information for confidentiality or other purposes, or (ii) a party needs to disclose it in order to enforce or exercise its rights under this Agreement.

ARTICLE 2

THE AMALGAMATION

2.1 Agreement to Amalgamate and Implementation Steps

(a) Upon the terms and subject to the conditions of this Agreement, Newco and Altum will amalgamate and continue as one corporation under the CBCA.

(b) Altum covenants in favour of BetterLife and Newco that Altum shall lawfully seek to have the Altum Amalgamation Resolution approved at a duly convened and held general meeting of holders of Altum Shares as soon as reasonably practicable and, in any event, no later than July 31, 2020, or such other date as may be agreed to by Altum and BetterLife.

(c) BetterLife covenants in favour of Altum and Newco that BetterLife shall in its capacity as the sole shareholder of Newco sign the Newco Amalgamation Resolution as soon as reasonably practicable and, in any event, no later than July 31, 2020, or such other date as may be agreed to by Altum and BetterLife.

(d) Subsequent to the Amalgamation, BetterLife and Newco may carry out a vertical short form amalgamation at the sole discretion of BetterLife.

2.2 Securities Compliance

BetterLife shall use reasonable best efforts to obtain all orders required, if any, from the applicable Governmental Bodies to permit the issuance and first resale of the BetterLife Shares and the issuance of the BetterLife Warrants and BetterLife Options issuable pursuant to the Amalgamation, including the submission of a listing application to the Exchange, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Body under any Canadian federal, provincial or territorial securities or other laws or pursuant to the rules and regulations of any Governmental Body administering such laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a “control person” for purposes of Applicable Securities Laws). In order to ensure compliance with the relevant securities legislation in the United States, Betterlife may request that any Altum Shareholders in the United States provide such additional documentation as BetterLife may reasonably request in order to establish that such Altum Shareholder can receive any BetterLife Shares, BetterLife Warrants or BetterLife Options issuable pursuant to the Amalgamation.

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2.3 Preparation of Filings

(a) BetterLife and Altum shall cooperate in:

(i) the preparation of any application for the orders and the preparation of any documents reasonably deemed by BetterLife or Altum to be necessary to discharge their respective obligations under Applicable Laws in connection with the Amalgamation and the other transactions contemplated hereby;

(ii) the taking of all such action as may be required under any Applicable Laws in connection with the issuance of the BetterLife Shares, BetterLife Warrants and BetterLife Options in connection with the Amalgamation; provided, however, that with respect to the United States “blue sky” and Canadian provincial qualifications, none of BetterLife, Altum or Newco shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject; and

(iii) the taking of all such action as may be required under the CBCA or other Applicable Laws in connection with the transactions contemplated by this Agreement.

(b) Each of BetterLife and Altum shall promptly furnish to the other all information concerning it and its security holders as may be required for the effectuation of the actions described in Section 2.1 and the foregoing provisions of this Section 2.3, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Amalgamation and the other transactions contemplated by this Agreement will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

2.4 Filing of Articles of Amalgamation

Subject to the rights of termination contained in Section 13.2 hereof and the satisfaction or waiver of the covenants and conditions set out in this Agreement, including the condition precedent that the holders of Altum Shares approve Altum Amalgamation Resolution and that BetterLife, as the sole shareholder of Newco, approve the Newco Amalgamation Resolution, Altum and Newco shall jointly file with the Director the Articles of Amalgamation and such other documents as are required to be filed for acceptance by the Director to give effect to the Amalgamation, pursuant to the CBCA.

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2.5 Effect of Amalgamation

On the Effective Date, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a) Altum and Newco shall amalgamate and NewCo shall be the surviving corporation to the Amalgamation;

(b) NewCo will remain a wholly-owned subsidiary of BetterLife following the Amalgamation;

(c) immediately upon the merger of Altum and Newco as set forth in Subsection 2.5(a):

(i) every one (1) Altum Share issued and outstanding (other than Altum Shares held by Altum Dissenting Shareholders, to whom Subsection 3.1(a) applies) shall be exchanged for such number of BetterLife Shares so that immediately upon completion of the Amalgamation the Altum Shareholders, in the aggregate, will hold an equal number of common shares of BetterLife as the BetterLife Shareholders hold in the aggregate (for greater certainty Altum Shareholders will be issued 100% of the issued shares of BetterLife as are outstanding immediately prior to Closing of the Amalgamation such that immediately following Closing of the Amalgamation former Altum Shareholders will hold 50% of the issued and outstanding common shares of BetterLife and the remaining 50% of the issued and outstanding common shares of BetterLife will be held by existing BetterLife Shareholders). If an Altum Shareholder is entitled to a fractional number of BetterLife Shares under Section 2.5(c)(i), the fraction will be rounded up if the fractional part is 0.5 or greater and rounded down if the fractional part is below 0.5;

(ii) every one (1) Altum Warrant issued and outstanding shall be exchanged for such number of BetterLife Warrants as is determined using the share exchange ratio determined by reference to the exchange of Altum Shares as set forth in Subsection 2.5(b)(i);

(iii) every one (1) Altum Option issued and outstanding shall be exchanged for such number of BetterLife Options as is determined using the share exchange ratio determined by reference to the exchange of Altum Shares as set forth in Subsection 2.5(b)(i);

(iv) Altum Shareholders, holders of Altum Options and holders of Altum Warrants in the United States that do not exercise their right of dissent and that are not accredited investors (as that term is defined under securities legislation in the United States) will be paid their cash equivalent of the BetterLife Shares that they would have otherwise received under the terms of the Amalgamation Agreement;

(v) each Newco Share issued and outstanding shall remain issued and outstanding;

(vi) all of the property and assets of each of Altum and Newco shall be the property and assets of Newco following the Amalgamation and NewCo shall be liable for all of the liabilities and obligations of each of Altum and NewCo following the Amalgamation, including civil, criminal and quasi criminal, and all contracts, liabilities and debts of Altum and NewCo;

(vii) all rights of creditors against the property, assets, rights, privileges and franchises of Altum and NewCo and all liens upon their property, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of Altum and NewCo shall thenceforth attach to and be enforced against NewCo; and

(viii) no action or proceeding by or against Altum or NewCo shall abate or be affected by the Amalgamation but, for all purposes of such action or proceeding, the name of NewCo after Amalgamation shall be substituted in such action or proceeding in place of Altum or NewCo, as the case may be; and

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(d) with respect to each Altum Share, Altum Warrant and Altum Option and Newco Share dealt with in accordance with Subsections 2.5(c)(i) through (c)(v):

(i) the holders of Altum Shares, Altum Warrants and Altum Options shall cease to be the holders of such Altum Shares, Altum Warrants and Altum Options;

(ii) BetterLife shall continue to hold the Newco Shares;

(iii) the certificates (if any) evidencing such Altum Shares, Altum Warrants and Altum Options shall be deemed to have been cancelled; and

(iv) each issued and outstanding Altum Share held by an Altum Dissenting Shareholders will become an entitlement to be paid the fair value of such share.

Provided that none of the foregoing shall occur or shall be deemed to occur unless all of the foregoing occurs.

2.6 Amalgamated Corporation

Unless and until otherwise determined in the manner required by law, Newco or by its directors or the holder of the Newco Shares, the following provisions shall apply to Newco following completion of the Amalgamation:

(a) Name. Altum Pharmaceuticals Inc. shall be the name of Newco following completion of the Amalgamation or such other name as the Board of Directors of NewCo shall determine;

(b) Registered and Records Office. The mailing and delivery address of the registered and records offices of Newco, until changed under the CBCA, are as set out in the Articles;

(c) Business and Powers. There shall be no restrictions on the business that Newco may carry on or on the powers it may exercise;

(d) Authorized Shares. Newco shall be authorized to issue an unlimited number of common shares without par value;

(e) By-laws. The By-laws of Newco shall be in the form attached as Schedule C hereto and shall be signed by a director of Newco (the “By-laws”);

(f) Share Restrictions. The transfer of shares in Newco shall be restricted in that no share shall be transferred without the consent of the directors of Newco expressed by resolution passed by the board of directors at a meeting of directors or by a resolution in writing signed by all of such directors;

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(g) Initial Directors. On or before the Closing Date the number of initial directors of Newco will be set at 1 director. The parties will take all steps necessary to ensure that the board of BetterLife will have an identical board of directors following the Amalgamation. The following are to be the initial directors of Newco:

Full Name	Title
Robert James Metcalfe	Director

Each such director shall hold office until he or she ceases to hold office as specified in the CBCA, or in the By-laws. The directors shall carry on and continue the operations of Newco in such manner as they shall determine, subject to and in accordance with the Articles and the CBCA.

(h) Initial Officers. The full names and offices of the initial officers of Newco are:

Full Name	Office
Ahmad Doroudian	Chief Executive Officer
Hooshmand Sheshbaradaran	Chief Operating Officer
Angela Ogden	Chief Medical Officer
Moira Ong	Chief Financial Officer

Unless and until otherwise determined in the manner required by law, upon any vertical short form amalgamation of BetterLife and Newco, the provisions set forth above, other than the share restriction provisions, shall apply to BetterLife following completion of the vertical short form amalgamation.

2.7 Public Announcement

Immediately after the execution of this Agreement, BetterLife will issue a public announcement, announcing the entering into of this Agreement, which announcement will address all matters required by Applicable Securities Laws and will be in form and substance acceptable to each of BetterLife and Altum, acting in a commercially reasonable manner. No party will issue any news release or public statements inconsistent with such public announcement.

2.8 Escrow

The holders of the Altum Shares, Altum Warrants and Altum Options acknowledge that the BetterLife Shares, BetterLife Warrants and BetterLife Options acquired by them pursuant to this Agreement may be subject to escrow pursuant to the policies of the Exchange. If required, the such holders agree to abide by all escrow requirements imposed by the Exchange and agree to enter into the requisite form of escrow agreement as required by the Exchange on or prior to the Closing Date.

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ARTICLE 3

RIGHTS OF DISSENT

3.1 Altum Dissent Rights

(a) A holder of Altum Shares may exercise rights of dissent with respect to such Altum Shares pursuant to and in the manner set forth under the CBCA (the “Altum Dissent Rights”) in connection with the Amalgamation. A holder of Altum Shares who duly exercises such Altum Dissent Rights (including the sending of a notice of dissent to Altum) will cease to have any rights as a holder of Altum Shares other than the right to be paid the fair value of such holder’s Altum Shares pursuant to the CBCA except in certain circumstances, including where such holder withdraws the notice of dissent or Altum rescinds the Altum Amalgamation Resolution before the resolution becomes effective, before the holder makes an Agreement with Altum to sell its Altum Shares, or before a “court”, as such term is defined under the CBCA, makes an order that Altum must purchase such holder’s Altum Shares.

(b) In the event a holder of Altum Shares validly withdraws its dissent or if a Altum Dissenting Shareholder is ultimately determined not to be entitled, for any reason, to be paid fair value for his Altum Shares, the holder of Altum Shares will exchange his Altum Shares on the basis set forth in Section 2.5

ARTICLE 4

CERTIFICATES

4.1 Issuance of Certificates Representing BetterLife Shares, BetterLife Warrants or BetterLife Options

Upon surrender to BetterLife of a certificate which immediately prior to the Effective Time evidenced Altum Shares, Altum Warrants or Altum Options in respect of which the holder is entitled to receive respectively, BetterLife Shares, BetterLife Warrants or BetterLife Options in connection with the Amalgamation, and at the direction of BetterLife, and if requested by BetterLife, a letter of transmittal, BetterLife will cause the BetterLife Transfer Agent to deliver to such holder, a certificate representing that number of BetterLife Shares, BetterLife Warrants or BetterLife Options which such holder has the right to receive and any certificates so surrendered shall forthwith be cancelled. No dividends and distributions will be payable to holders of certificates in respect of Altum Shares. In the event of a transfer of ownership of Altum Shares, Altum Warrants or Altum Options that was not registered in the register of, respectively, shareholders, warrantholders or optionholders of Altum, a certificate representing the proper number of BetterLife Shares, BetterLife Warrants or BetterLife Options as applicable, may be issued to the transferee if the certificate evidencing such Altum Shares, Altum Warrants or Altum Options is presented to the BetterLife Transfer Agent as provided above, accompanied by all documents required to evidence and effect such transfer. Until surrendered, as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time evidenced one or more Altum Shares, Altum Warrants or Altum Options that were exchanged for BetterLife Shares, BetterLife Warrants or BetterLife Options pursuant to Section 2.5, shall be deemed at all times after the Effective Time, to evidence only the right to receive upon such surrender a certificate representing that number of BetterLife Shares which such holder has the right to receive.

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4.2 Distributions with respect to Unsurrendered Certificates

No dividends or other distributions paid, declared or made with respect to BetterLife Shares with a record date after the Effective Time, shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time evidenced outstanding Altum Shares that were entitled to be exchanged for BetterLife Shares pursuant to Section 2.5 unless and until the holder of such certificate shall comply with the provisions of Section 4.1. Subject to applicable Law, at the time such holder has complied with the provisions of Section 4.1 (or, in the case of clause (b) below, at the appropriate payment date), there shall be paid to the holder of the certificates formerly evidencing Altum Shares, without interest:

(a) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the BetterLife Shares to which such holder is entitled pursuant hereto; and

(b) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the date of compliance by such holder with the provisions of Section 4.1 and a payment date subsequent to the date of such compliance and payable with respect to such BetterLife Shares.

4.3 Lost Certificates

In the event any certificate which immediately prior to the Effective Time evidenced one or more outstanding Altum Shares, Altum Warrants or Altum Options that were deemed to be exchanged pursuant to Section 2.5 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of such Altum Shares, Altum Warrants or Altum Options claiming such certificate to be lost, stolen or destroyed, the BetterLife Transfer Agent or BetterLife, as applicable, will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more BetterLife Shares, BetterLife Warrants or BetterLife Options pursuant to Section 4.1 (and any dividends or distributions with respect to the BetterLife Shares) in each case deliverable in accordance with Section 2.5. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the holder to whom certificates representing BetterLife Shares, BetterLife Warrants or BetterLife Options are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to BetterLife and the BetterLife Transfer Agent in such sum as BetterLife and the BetterLife Transfer Agent may direct or otherwise indemnify BetterLife and BetterLife Transfer Agent in a manner satisfactory to BetterLife and BetterLife Transfer Agent against any claim that may be made against the BetterLife Transfer Agent, BetterLife, Altum or Newco with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4 Extinguishment of Rights

Any certificate which immediately prior to the Effective Time evidenced outstanding Altum Shares, Altum Warrants or Altum Options that are not held by a Altum Dissenting Shareholder who is ultimately entitled to be paid fair value of Altum Shares held by such Altum Dissenting Shareholder but was deemed to have been exchanged pursuant to Section 2.5, that has not been deposited with all other instruments required by Section 4.1, as applicable, on or prior to the earlier of the first anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a holder of BetterLife Shares, BetterLife Warrants or BetterLife Options. On such date, the BetterLife Shares (and any dividends or distribution with respect thereto), BetterLife Warrants or BetterLife Options to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to BetterLife, together with all entitlements to dividends, distributions and interest in respect thereof held for such former holder. None of BetterLife, Altum, Newco or the BetterLife Transfer Agent shall be liable to any Person in respect of any BetterLife Shares (or dividends and/or distribution), BetterLife Warrants or BetterLife Options delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar law.

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4.5 Withholding Rights

BetterLife, Altum and the BetterLife Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of BetterLife Shares or Altum Shares such amounts as BetterLife, Altum or the BetterLife Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, BetterLife, Altum and the BetterLife Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Altum, BetterLife or the BetterLife Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and BetterLife, Altum or the BetterLife Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

4.6 Termination of Depositary

Any BetterLife Shares, BetterLife Warrants or BetterLife Options that remain undistributed by the BetterLife Transfer Agent or BetterLife to former holders of Altum Shares, Altum Warrants or Altum Options three (3) months after the Effective Date shall be delivered to BetterLife, upon demand therefor, and holders of certificates previously representing Altum Shares, Altum Warrants or Altum Options who have not theretofore complied with Section 4.1 shall thereafter look only to BetterLife for payment of any claim to BetterLife Shares, BetterLife Warrants or BetterLife Options or dividends or distributions, if any, in respect thereof.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF ALTUM

Altum hereby makes the following representations and warranties to BetterLife and acknowledges and agrees that BetterLife is relying upon such representations and warranties, in connection with the execution, delivery and performance of this Agreement:

5.1 Organization and Good Standing

Altum is a corporation duly organized, validly existing, and in good standing under the laws of Canada, with full corporate power, authority and capacity to conduct its Business as presently conducted, to own or use the Altum Assets that it purports to own or use, and to perform all its obligations under any applicable Contracts.

5.2 Capitalization

Other than Altum Warrants and Altum Options, the entire authorized and issued capital stock and other equity securities of Altum consist of an unlimited number of common shares without par value of which there are 39,617,927 common shares issued and outstanding as of June 30, 2020. To the knowledge of Altum, all of the issued and outstanding Altum Shares and other securities of Altum are owned of record and beneficially by such holders free and clear of all Encumbrances. Altum Shares are not listed on any stock exchange or quotation system. All of the outstanding equity securities of Altum have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding equity securities or other securities of Altum, if any, were issued in violation of any Applicable Securities Laws. The Altum Disclosure Letter sets forth, as of the date of this Agreement, the holders of all outstanding Altum Shares, Altum Warrants and Altum Options.

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5.3 Absence of Rights to Acquire Securities

Other than the Altum Warrants and the Altum Options, and as otherwise set out in this Agreement, no Person has any agreement, right or option, present or future, contingent, absolute or capable of becoming an Agreement, right or option or which with the passage of time or the occurrence of any event could become an Agreement, right or option:

(a) to require Altum to issue any further or other shares in its capital or any other security convertible or exchangeable into shares in its capital or to convert or exchange any securities into or for shares in the capital of Altum;

(b) for the issue or allotment of any unissued shares in the capital of Altum;

(c) to require Altum to purchase, redeem or otherwise acquire any of the issued and outstanding Altum Shares; or

(d) to purchase or otherwise acquire from Altum any interest in any of the Altum Assets.

5.4 Authority

Subject to the approval of the Altum Amalgamation Resolution by the requisite majority of the holders of the Altum Shares, Altum has all requisite corporate power and authority to execute and deliver the Transaction Documents and to perform its respective obligations hereunder and to consummate the Amalgamation. The execution and delivery of each of the Transaction Documents by Altum, and the consummation of the Amalgamation, have been duly authorized by the board of directors of Altum. Other than the approval of the Altum Amalgamation Resolution by the requisite majority of the holders of the Altum Shares, no other corporate or shareholder proceedings on the part of Altum are necessary to authorize such documents or to consummate the Amalgamation. This Agreement has been, and the other Transaction Documents when executed and delivered by Altum as contemplated by this Agreement will be, duly executed and delivered by Altum, and this Agreement is, and the other Transaction Documents when executed and delivered by Altum as contemplated hereby will be legal, valid and binding obligations of Altum, enforceable in accordance with their respective terms except:

(a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally;

(b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; and

(c) as limited by public policy.

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5.5 No Conflict

Neither the execution, delivery or performance of this Agreement nor the consummation or performance of the Amalgamation will, directly or indirectly (with or without notice or lapse of time or both):

(a) contravene, conflict with, or result in a violation of any provision of the Charter Documents of Altum, or any resolution adopted by the board of directors of Altum or the shareholders of Altum;

(b) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person, other than pursuant to the Altum Dissent Rights, the right to challenge the Amalgamation or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Altum or any of the Altum Assets, may be subject;

(c) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Altum, or that otherwise relates to the Business of Altum, or any of the Altum Assets;

(d) cause BetterLife or Altum to become subject to, or to become liable for the payment of, any Tax;

(e) cause any of the Altum Assets to be reassessed or revalued by any taxing authority or other Governmental Body;

(f) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contract; or

(g) result in the imposition or creation of any Encumbrance upon or with respect to Altum Shares, Altum Warrants, Altum Options or any of the Altum Assets.

5.6 Altum Financial Statements

(a) Altum has, or will prior to Closing have, delivered the Altum Financial Statements to BetterLife.

(b) The Altum Financial Statements:

(i) are in accordance with the books and records of Altum;

(ii) present fairly the consolidated financial condition of Altum as of the date indicated and the results of operations for such period; and

(iii) have been prepared in accordance with IFRS and reflect the consistent application of IFRS throughout the period involved.

(c) All material financial transactions of Altum have been accurately recorded in the books and records of Altum and such books and records fairly present the financial position and the affairs of Altum.

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(d) Other than the costs and expenses incurred in connection with the negotiation and consummation of the Amalgamation or as otherwise set forth in the Altum Disclosure Letter, Altum does not have any material Liabilities or obligations, net of spare cash, either direct or indirect, matured or unmatured, absolute, contingent or otherwise, that exceed $50,000, which:

(i) are not set forth in the Altum Financial Statements or have not heretofore been paid or discharged;

(ii) did not arise in the regular and ordinary course of business; or

(iii) have not been incurred in amounts and pursuant to practices consistent with past business practice, in or as a result of the regular and ordinary course of its Business since the Altum Accounting Date.

(e) Except to the extent reflected or reserved against in the Altum Financial Statements or incurred subsequent to the Altum Accounting Date in the ordinary and usual course of the business of Altum or as otherwise set forth in the Altum Disclosure Letter, Altum does not have any outstanding Indebtedness or any Liabilities or obligations (whether accrued, absolute, contingent or otherwise), and any Liabilities or obligations incurred in the ordinary and usual course of business since the Altum Accounting Date have not had a Material Adverse Effect on Altum.

(f) Except as otherwise set forth in the Altum Disclosure Letter, since the Altum Accounting Date, there have not been:

(i) any changes in the condition or operations of the Business of Altum, Altum Assets or the financial affairs of Altum which have caused, individually or in the aggregate, a Material Adverse Effect on Altum; or

(ii) any damage, destruction or loss, labour trouble or other event, development or condition, of any character (whether or not covered by insurance) which is not generally known or which has not been disclosed to BetterLife, which has or may cause a Material Adverse Effect on Altum.

(g) Altum does not have any guarantees, indemnities or contingent or indirect obligations with respect to the Liabilities or obligations of any other Person including any obligation to service the debt of or otherwise acquire an obligation of another Person or to supply funds to, or otherwise maintain any working capital or other balance sheet condition of any other Person.

(h) Altum is not a party to, bound by or subject to any indenture, mortgage, lease, agreement, license, permit, authorization, certification, instrument, statute, regulation, Order, judgment, decree or law that would be violated or breached by, or under which default would occur or which could be terminated, cancelled or accelerated, in whole or in part, as a result of the execution and delivery of this Agreement or the consummation of the Amalgamation.

(i) Altum has not received any advice or notification from its independent chartered accountants that Altum has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the Altum Financial Statements or the books and records of Altum, any properties, assets, Liabilities, revenues, or expenses. The books, records and accounts of Altum accurately and fairly reflect, in reasonable detail, the assets and Liabilities of Altum. Altum has not engaged in any transaction, maintained any bank account, or used any funds of Altum, except for transactions, bank accounts and funds which have been and are reflected in the normally maintained books and records of Altum.

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5.7 Absence of Changes

Since the Altum Accounting Date, except as contemplated in this Agreement and as otherwise set forth in the Altum Disclosure Letter, Altum has not:

(a) incurred any Liabilities, other than Liabilities incurred in the ordinary course of business consistent with past practice, or discharged or satisfied any Lien or Encumbrance, or paid any Liabilities, other than in the ordinary course of business consistent with past practice, or failed to pay or discharge when due any Liabilities of which the failure to pay or discharge has caused or will cause any Material Adverse Effect to it;

(b) made or suffered any amendment or termination of any Material Contract to which it is a party or by which it is bound, or cancelled, modified or waived any substantial debts or claims held by it or waived any rights of substantial value, other than in the ordinary course of business;

(c) declared, set aside or paid any dividend or made or agreed to make any other distribution or payment in respect of the Altum Shares or redeemed, purchased or otherwise acquired or agreed to redeem, purchase or acquire any of the Altum Shares;

(d) there has not been any increase in the salary, bonus, or other remuneration payable to any directors, officers or non-executive employees of any of Altum;

(e) made commitments or agreements for capital expenditures or capital additions or betterments exceeding in the aggregate $50,000;

(f) entered into any transaction other than in the ordinary course of business consistent with past practice; or

(g) agreed, whether in writing or orally, to do any of the foregoing.

5.8 Absence of Certain Changes or Events

Since the Altum Accounting Date and except as disclosed in the Altum Disclosure Letter, there has not been:

(a) a Material Adverse Effect with respect to Altum; or

(b) any material change by Altum in its accounting methods, principles or practices.

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5.9 COVID-19

Except as disclosed in the Altum Disclosure Letter, there has been no closure, shut-down, suspension, postponement or disruption to the operations or workforce productivity of Altum as a result of the novel coronavirus outbreak (the “COVID-19 Outbreak”) and the government lockdowns by the relevant Governmental Bodies did not have a Material Adverse Effect on Altum. Altum has been monitoring the COVID-19 Outbreak and has put appropriate control measures, limitations, restrictions and procedures in place to ensure the wellness of all of its employees in order to prevent the spread of the COVID-19 Outbreak, in material compliance with all Applicable Laws.

5.10 Tax Matters

(a) As of the date hereof:

(i) Altum has timely filed all Tax Returns in connection with any Taxes which are required to be filed on or prior to the date hereof, taking into account any extensions of the filing deadlines which have been validly granted to it; and

(ii) all such Tax Returns are true and correct in all material respects.

(b) To the best knowledge of Altum, Altum has paid all Taxes that have become or are due with respect to any period ended on or prior to the date hereof and has established an adequate reserve therefore on its balance sheets for those Taxes not yet due and payable, except for any Taxes the non-payment of which will not have a Material Adverse Effect on Altum.

(c) To the best knowledge of Altum, Altum is not presently under, or has received notice of, any contemplated investigation or audit by any Governmental Body concerning any fiscal year or period ended prior to the date hereof.

(d) Altum has duly and timely collected all material amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by applicable Law to be collected by it and has duly and timely remitted to the appropriate Governmental Body such amounts required by applicable Law to be remitted by it and has duly and timely paid any and all material sales, use or transfer Taxes required to be paid or self-assessed by it pursuant to Applicable Laws and has claimed eligible exemptions, refunds and input Tax credits in respect thereof in all material respects in accordance with Applicable Laws;

(e) Altum has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, payroll taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Body within the time required under Applicable Laws;

(f) Altum has not acquired property from a non-arm’s length Person, within the meaning of the Tax Act: (i) for consideration the value of which is less than the fair market value of the property; or (ii) as a contribution of capital for which no shares were issued by the acquirer of the property;

(g) There are no Liens for Taxes upon any properties or assets of Altum (other than Liens relating to Taxes not yet due and payable or for Taxes which are being contested in good faith through appropriate proceedings and for which adequate provisions or reserves have been recorded on the most recent balance sheet included in the Altum Financial Statements);

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(h) To the best knowledge of Altum, the Altum Financial Statements contain full provision for all Taxes, including any deferred Taxes that may be assessed to Altum for the accounting period ended on the Altum Accounting Date or for any prior period in respect of any transaction, event or omission occurring, or any profit earned, on or prior to the Altum Accounting Date or for which Altum is accountable up to such date, and all contingent Liabilities for Taxes have been provided for or disclosed in the Altum Financial Statements. Since the date of the Altum Financial Statements, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

5.11 Restrictions on Doing Business

Altum is not a party to or bound by any agreement which would restrict or limit its right to carry on any business or activity, including the Business.

5.12 Subsidiaries

Except as set forth below, Altum has no subsidiaries or Material Interest in any Person:

Altum’s subsidiaries include the following:

(a) 100% ownership in Altum Pharmaceuticals (HK) Limited (incorporated in Hong Kong);

(b) 100% ownership in Altum S1M US Corp. (incorporated in Nevada, USA); and

(c) 100% ownership in Altum Pharmaceuticals International Inc. (incorporated in Barbados).

Altum Pharmaceuticals International Inc. has a fully-owned subsidiary, Altum Pharmaceuticals Barbados Inc. (incorporated in Barbados). None of the subsidiaries are material to the business of Altum.

5.13 Books and Records

The books of account, minute books, stock record books, and other records of Altum are complete and correct and have been maintained in accordance with Applicable Laws and sound business practices, including the maintenance of an adequate system of internal controls. The minute books of Altum contain accurate and complete records of all meetings held, and corporate action taken by, the respective shareholders, board of directors, and committees of the board of directors of Altum, and no meeting of any such shareholders, board of directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of Altum.

5.14 Shareholders Agreements, Etc.

There are no shareholders’ agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the Altum Shares.

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5.15 Title to Personal Property and Encumbrances

To the knowledge of Altum and except as disclosed in the Altum Disclosure Letter, Altum possesses, and has good and marketable title to, all personal property necessary for the continued operation of the Business as presently conducted and as represented to BetterLife, including all Altum Assets reflected in the Altum Financial Statements or acquired since the Altum Accounting Date. All such property is in reasonably good operating condition (normal wear and tear excepted), and is reasonably fit for the purposes for which such property is presently used. All material equipment, furniture, fixtures and other tangible personal property and Altum Assets owned or leased by Altum are owned or leased by Altum, as applicable, free and clear of all Encumbrances.

5.16 Title to Real Property and Encumbrances

To the knowledge of Altum and except as disclosed in the Altum Disclosure Letter, Altum possesses, and has good and marketable title to, all real property and leaseholds or other such interests necessary for the continued operation of the Business as presently conducted and as represented to BetterLife, including all Altum Assets reflected in the Altum Financial Statements or acquired since the Altum Accounting Date. All such property is in reasonably good operating condition (normal wear and tear excepted), and is reasonably fit for the purposes for which such property is presently used. All material real property and leaseholds are owned or leased by Altum free and clear of all Encumbrances. Altum has delivered or made available, or will make available on request, to BetterLife copies of the deeds and other instruments (as recorded) by which Altum acquired such real property and interests, and copies of all title insurance policies, opinions, abstracts and surveys in the possession of Altum and relating to such property or interests.

5.17 Intellectual Property

Except as disclosed in the Altum Disclosure Letter:

(a) Altum owns or possesses or can acquire on commercially reasonable terms sufficient legal rights to all Intellectual Property used in or necessary for its business as currently conducted or proposed to be conducted (the “Altum IP”) without any known conflict with, or infringement of, the rights of others, including prior employees or consultants, or academic or medical institutions with which any of them may be affiliated now or may have been affiliated in the past.

(b) Altum has adequately maintained the confidentiality of the Altum IP, including all trade secret rights therein.

(c) To Altum's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by Altum violates or will violate any license or infringes or will infringe any Intellectual Property of any other Person. Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Altum IP, nor is Altum bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other Person. Altum has not received any communications alleging that the Altum has violated, or by conducting its business, would violate any of the Intellectual Property of any other Person. Altum has obtained and possesses valid licenses to use all of the software programs present on the computers and other software enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with Altum's business.

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(d) To Altum's knowledge, it will not be necessary to use any inventions of any of its employees or consultants made prior to their employment by Altum, including prior employees or consultants, or academic or medical institutions with which any of them may be affiliated now or may have been affiliated in the past. Each employee and consultant has assigned to Altum all Intellectual Property he or she owns that are related to Altum's business as now conducted and as presently proposed to be conducted and all Intellectual Property that he, she or it solely or jointly conceived, reduced to practice, developed or made during the period of his, her or its employment or consulting relationship with Altum that (a) relate, at the time of conception, reduction to practice, development, or making of such Intellectual Property, to Altum's business as then conducted or as then proposed to be conducted, (b) were developed on any amount of Altum's time or with the use of any of Altum's equipment, supplies, facilities or information or (c) resulted from the performance of services for Altum.

5.18 Collection and Storage of Personal Information

In connection with its collection, storage, transfer (including, without limitation, any transfer across national borders) and/or use of any personally identifiable information from any individuals, including, without limitation, any patients, prospective patients, customers, prospective customers, employees and/or other third parties (collectively “Personal Information”), Altum is and has been in material compliance with all applicable laws in all relevant jurisdictions, Altum 's privacy policies and the requirements of any contract or codes of conduct to which Altum is a party. Altum has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by it or on its behalf from and against unauthorized access, use and/or disclosure;

5.19 Material Contracts

Altum has made available all the present outstanding Material Contracts entered into by Altum in the course of carrying on the Business. Except as set forth in the Altum Disclosure Letter, Altum is not a party to or bound by any other Material Contract, whether oral or written, and the Material Contracts are all valid and subsisting, in full force and effect and unamended, no material default or violation exists in respect thereof on the part of Altum, or, to the best of the knowledge of Altum, on the part of any of the other parties thereto. Altum is not aware of any intention on the part of any of the other parties thereto to terminate or materially alter any such Material Contracts or of any event that with notice or the lapse of time, or both, will create a material breach or violation thereof or default under any such Material Contracts. To the best knowledge of Altum, the continuation, validity, and effectiveness of each Material Contract will in no way be affected by the consummation of the Amalgamation. There exists no actual or threatened termination, cancellation, or limitation of, or any amendment, modification, or change to any Material Contract.

5.20 Consents

Except as disclosed in the Altum Disclosure Letter, no authorization, approval, Order, license, permit or consent of any Governmental Body, and no registration, declaration or filing by Altum with any such Governmental Body, is required in order for Altum to:

(a) consummate the Amalgamation;

(b) execute and deliver all of the documents and instruments to be delivered by Altum under this Agreement;

(c) duly perform and observe the terms and provisions of this Agreement; or

(d) render this Agreement legal, valid, binding and enforceable.

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5.21 Compliance with Legal Requirements

Except as disclosed in the Altum Disclosure Letter:

(a) Altum is, and at all times has been, in full compliance with all of the terms and requirements of each Governmental Authorization required for the operation of the Business as currently conducted at the date of this Agreement;

(b) no event has occurred or circumstance exists that may (with or without notice or lapse of time) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization required for the operation of the Business or may result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization required for the operation of the Business as currently conducted at the date of this Agreement;

(c) Altum has not received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, or any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization; and

(d) all applications required to have been filed for the Governmental Authorizations required for the operation of the Business have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

5.22 Legal Proceedings

(a) To the knowledge of Altum there is no pending Proceeding:

(i) that has been commenced by or against Altum or that otherwise relates to or may affect the Business, or any of the Altum Assets; or

(ii) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with the Amalgamation.

(b) To the knowledge of Altum, no Proceeding has been threatened, and no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding.

(c) To the knowledge of Altum:

(i) there is no Order to which Altum, the Business, or any of Altum Assets is subject; and

(ii) no officer, director, agent, or employee of Altum is subject to any Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the Business.

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5.23 Indebtedness of Altum

Except for: (i) the payment of salaries and reimbursement for out-of-pocket expenses in the ordinary and usual course; or (ii) as otherwise set forth in Altum Disclosure Letter, or (iii) in the Altum Financial Statements, Altum does not have any Indebtedness to the holders of Altum Shares, any Related Party, any Related Party of a holder of Altum Shares or any directors, officers or employees of Altum, on any account whatsoever, and Altum has no material Liabilities or obligations either direct or indirect, matured or unmatured, absolute, contingent or otherwise.

5.24 Internal Accounting Controls

Altum maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

5.25 Undisclosed Information

(a) Altum does not have any specific information relating to Altum which is not generally known or which has not been disclosed to BetterLife and which could reasonably be expected to have a Material Adverse Effect on Altum.

(b) No representation or warranty of Altum in this Agreement omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

5.26 Partnerships or Joint Ventures

Except as disclosed in the Altum Financial Statements, Altum is not a partner or participant in any partnership, joint venture, profit-sharing arrangement or other association of any kind and neither is it party to any agreement under which it has agreed to carry on any part of its Business or any other activity in such manner or by which Altum has agreed to share any revenue or profit with any other person.

5.27 No Brokers

None of Altum, or any of its respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

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5.28 Money Laundering

The operations of Altum are and have been conducted, at all times, in material compliance with all applicable financial recordkeeping and reporting requirements of applicable anti-money laundering statutes of the jurisdictions in which Altum conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Anti-Money Laundering Laws"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Altum with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of Altum, threatened. Altum has not, directly or indirectly: (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (B) made any contribution to any candidate for public office, in either case where either the payment or the purpose of such contribution, payment or gift was, is or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (United States) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Altum and it operations. Neither Altum, or, to the knowledge of Altum, any director, officer, agent, employee, Affiliate or person acting on behalf of Altum has been or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department and Altum will not directly or indirectly finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States.

5.29 Other Representations

All statements contained in any certificate or other instrument delivered by or on behalf of Altum pursuant to this Agreement or in connection with the Amalgamation will be deemed to be representations and warranties of Altum hereunder.

5.30 Survival

Notwithstanding the Closing and the issuance of the BetterLife Shares, BetterLife Warrants and BetterLife Options or the waiver of any condition in this Agreement by BetterLife, the representations, warranties, covenants and agreements of Altum hereunder will (except where otherwise specifically provided for in this Agreement) survive the Closing and will continue in full force and effect for six (6) months after the Closing Date.

5.31 Reliance

Altum acknowledges and agrees that BetterLife has entered into this Agreement relying on the warranties and representations and other terms and conditions contained in this Agreement, notwithstanding any independent searches or investigations that have been or may be undertaken by or on behalf of BetterLife, and that no information which is now known or should be known or which may hereafter become known by BetterLife or its officers, directors or professional advisers on the Closing Date, will limit or extinguish BetterLife’s right to indemnification hereunder.

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ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BETTERLIFE

BetterLife hereby makes the following representations to Altum, and BetterLife acknowledges that Altum is relying upon such representations and warranties, in connection with the execution, delivery and performance of this Agreement:

6.1 Organization and Good Standing

BetterLife is a corporation duly organized, validly existing, and in good standing under the laws of the Province of British Columbia, with full corporate power, authority and capacity to conduct its Business as presently conducted, to own or use the assets that it purports to own or use, and to perform all its obligations under any applicable Contracts.

6.2 Capitalization

(a) The entire authorized and issued capital stock and other equity securities of BetterLife consists of an unlimited number of common shares without par value of which there are 17,210,985 common shares issued and outstanding as at June 30, 2020 (not including any BetterLife Shares to be issued pursuant to the terms of the Amalgamation). Except for 7,947,892 warrants, 1,465,000 options, 275,000 restricted stock units and 75,000 performance stock units outstanding as at June 30, 2020 or as otherwise set out in this Agreement, there are no outstanding options, warrants, subscriptions, conversion rights, or other rights, agreements, or commitments obligating BetterLife to issue any additional BetterLife Shares, or any other securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire from BetterLife any BetterLife Shares.

(b) As of the date hereof, Newco is authorised to issue an unlimited number of Newco Shares of which 100 Newco Shares are issued and outstanding. There are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Newco of any Newco Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any Newco Shares, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Newco.

6.3 Absence of Rights to Acquire Securities

Other than as otherwise set out in this Agreement or as disclosed in the BetterLife Disclosure Letter, no Person has any agreement, commitment, right or option, present or future, contingent, absolute or capable of becoming an agreement, commitment, right or option or which with the passage of time or the occurrence of any event could become an agreement, commitment, right or option:

(a) to require BetterLife to issue any further or other shares in its capital or any other security convertible or exchangeable into shares in its capital or to convert or exchange any securities into or for shares in the capital of BetterLife;

(b) for the issue or allotment of any unissued shares in the capital of BetterLife;

(c) to require BetterLife to purchase, redeem or otherwise acquire any of the issued and outstanding BetterLife Shares; or

(d) to purchase or otherwise acquire from BetterLife any interest in any of BetterLife’s assets.

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6.4 Authority

Subject to the approval of the Transaction Documents by the requisite majority of BetterLife Shareholders, BetterLife has all requisite corporate power and authority to execute and deliver the Transaction Documents to be signed by BetterLife and to perform its obligations hereunder and to consummate the Amalgamation. The execution and delivery of each of the Transaction Documents by BetterLife and the consummation of the Amalgamation have been duly authorized by the board of directors of BetterLife. Other than the approval of the Newco Amalgamation Resolution by BetterLife, no other corporate or shareholder proceedings on the part of BetterLife are necessary to authorize such Transaction Documents or to consummate the Amalgamation. This Agreement has been, and the other Transaction Documents when executed and delivered by BetterLife as contemplated by this Agreement will be, duly executed and delivered by BetterLife and this Agreement is, and the other Transaction Documents when executed and delivered by BetterLife as contemplated hereby will be legal, valid and binding obligations of BetterLife enforceable in accordance with their respective terms except:

(a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally;

(b) as limited by laws relating to the availability of specific performance, injunctive relief of other equitable remedies; and

(c) as limited by public policy.

6.5 Validity of BetterLife Shares, BetterLife Warrants and BetterLife Options Issuable upon the Closing

The BetterLife Shares, BetterLife Warrants and BetterLife Options to be issued to the holders of Altum Shares, Altum Warrants and Altum Options, respectively, at Closing will, upon issuance, in accordance with this Agreement have been duly and validly authorized and, the BetterLife Shares, will be duly and validly issued, fully paid and non-assessable and the BetterLife Warrants and BetterLife Options will be duly and validly issued.

6.6 No Conflict

Neither the execution, delivery or performance of this Agreement nor the consummation or performance of the Amalgamation will, directly or indirectly (with or without notice or lapse of time or both):

(a) contravene, conflict with, or result in a violation of any provision of the Charter Documents of BetterLife, or any resolution adopted by the board of directors of BetterLife or BetterLife Shareholders;

(b) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge the Amalgamation or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which BetterLife or any of BetterLife’s assets, may be subject;

(c) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by BetterLife, or that otherwise relates to the Business of BetterLife, or any of BetterLife’s assets;

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(d) cause BetterLife or Altum to become subject to, or to become liable for the payment of, any Tax;

(e) cause any of BetterLife’s assets to be reassessed or revalued by any taxing authority or other Governmental Body;

(f) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contract; or

(g) result in the imposition or creation of any Encumbrance upon or with respect to any of BetterLife’s assets.

6.7 Corporate Records of BetterLife

The corporate records of BetterLife, as required to be maintained by it pursuant to the BCBCA and the laws of the Province of British Columbia, are accurate, complete and current in all material respects, and the minute books of BetterLife are, in all material respects, correct and contain all material records required by the laws of the Province of British Columbia in regards to all Proceedings, consents, actions and meetings of BetterLife Shareholders and the board of directors of BetterLife.

6.8 Actions and Proceedings

To the knowledge of BetterLife, except as disclosed in the BetterLife Financial Statements and related management’s discussion and analysis, there is no basis for and there is no claim, charge, arbitration, grievance, action, suit, judgment, demand, investigation or Proceeding by or before any Governmental Body or arbiter now outstanding or pending or, to the best knowledge of BetterLife, threatened against or affecting BetterLife which involves any of the Business that, if adversely resolved or determined, would have a Material Adverse Effect on BetterLife. There is no reasonable basis for any claim or action that, based upon the likelihood of its being asserted and its success if asserted, would have a Material Adverse Effect on BetterLife.

6.9 Compliance

To the knowledge of BetterLife:

(a) BetterLife is in compliance with, is not in default or violation in any material respect under, and has not been charged with or received any notice at any time of any material violation of any Applicable Laws related to its Business or the operations of BetterLife.

(b) BetterLife, except as disclosed in the BetterLife Financial Statements, is not subject to any judgment, Order or decree entered in any lawsuit or Proceeding applicable to its Business and operations that would have a Material Adverse Effect on BetterLife.

6.10 Filings, Consents and Approvals

Other than the approval of the Exchange, to the knowledge of BetterLife, no filing or registration with, no notice to and no permit, authorization, consent, or approval of any public or Governmental Body or any other Person is necessary for the consummation by BetterLife of the Amalgamation or to continue to conduct its Business after the Closing in a manner which is consistent with that in which it is presently conducted.

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6.11 Public Filings

BetterLife has furnished or made available (which includes making them available on www.sedar.com) to the holders of the Altum Shares, Altum Warrants and Altum Options a true and complete copy of each report and document filed by BetterLife with the Securities Authorities (collectively, and as such documents have since the time of their filing been amended, the “BetterLife Documents”). As of their respective dates, the BetterLife Documents complied in all material respects with the requirements of Applicable Securities Laws. The BetterLife Documents constitute all of the documents and reports that BetterLife was required to file with and the rules and regulations promulgated thereunder by Applicable Securities Laws. No Securities Authority has initiated any inquiry, investigation or Proceeding in respect of BetterLife and BetterLife is not aware of any event and does not have any information which would result in any Securities Authority initiating an inquiry, investigation or Proceeding or otherwise affect BetterLife or the BetterLife Shares. BetterLife is a “reporting issuer” under Applicable Securities Laws in British Columbia and Ontario and is not in default of any material requirements of any Applicable Securities Laws in such jurisdictions.

6.12 Financial Representations

(a) Included with the BetterLife Documents are true, correct, and complete copies of the BetterLife Financial Statements.

(b) The BetterLife Financial Statements:

(i) are in accordance with the books and records of BetterLife;

(ii) present fairly the financial condition of BetterLife as of the respective dates indicated and its results of operations for such periods; and

(iii) have been prepared in accordance with IFRS.

(c) Other than the costs and expenses incurred in connection with the negotiation and consummation of the Amalgamation or as otherwise set forth in the BetterLife Disclosure Letter, BetterLife does not have any material Liabilities or obligations, net of cash, either direct or indirect, matured or unmatured, absolute, contingent or otherwise, that exceed $50,000, which:

(i) are not set forth in the BetterLife Financial Statements or have not heretofore been paid or discharged;

(ii) did not arise in the regular and ordinary course of business; or

(iii) have not been incurred in amounts and pursuant to practices consistent with past business practice, in or as a result of the regular and ordinary course of its Business since the BetterLife Accounting Date.

(d) Except to the extent reflected or reserved against in the BetterLife Financial Statements or incurred subsequent to the BetterLife Accounting Date in the ordinary and usual course of the business of BetterLife or as otherwise set forth in the BetterLife Disclosure Letter, BetterLife does not have any outstanding Indebtedness or any Liabilities or obligations (whether accrued, absolute, contingent or otherwise), and any Liabilities or obligations incurred in the ordinary and usual course of business since the BetterLife Accounting Date have not had a Material Adverse Effect on BetterLife.

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(e) Since the BetterLife Accounting Date, there have not been:

(i) any changes in the condition or operations of the Business of BetterLife, BetterLife’s assets or the financial affairs of BetterLife which have caused, individually or in the aggregate, a Material Adverse Effect on BetterLife; or

(ii) any damage, destruction or loss, labour trouble or other event, development or condition, of any character (whether or not covered by insurance) which is not generally known or which has not been disclosed to BetterLife, which has or may cause a Material Adverse Effect on BetterLife.

BetterLife has not received any advice or notification from its independent chartered accountants that BetterLife has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the BetterLife Financial Statements or the books and records of BetterLife, any properties, assets, Liabilities, revenues, or expenses. The books, records and accounts of BetterLife accurately and fairly reflect, in reasonable detail, the assets and Liabilities of BetterLife. BetterLife has not engaged in any transaction, maintained any bank account, or used any funds of BetterLife, except for transactions, bank accounts and funds which have been and are reflected in the normally maintained books and records of BetterLife.

6.13 Absence of Undisclosed Liabilities

Other than as disclosed in BetterLife Documents or the BetterLife Financial Statements, BetterLife has no material Liabilities or obligations either direct or indirect, matured or unmatured, absolute, contingent or otherwise, other than: (i) payments contemplated by this Agreement to be made by BetterLife at Closing; and (ii) reasonable accounting and legal fees of BetterLife incurred in connection with the Amalgamation.

6.14 Books and Records

The books of account, minute books, stock record books, and other records of BetterLife are complete and correct and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. The minute books of BetterLife contain accurate and complete records of all meetings held, and corporate action taken by, the respective shareholders, board of directors, and committees of the board of directors of BetterLife, and no meeting of any such shareholders, board of directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of BetterLife.

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6.15 Tax Matters

(a) As of the date hereof:

(i) BetterLife has timely filed all Tax Returns in connection with any Taxes which are required to be filed on or prior to the date hereof, taking into account any extensions of the filing deadlines which have been validly granted to it; and

(ii) all such Tax Returns are true and correct in all material respects.

(b) To the best knowledge of BetterLife, BetterLife has paid all Taxes that have become or are due with respect to any period ended on or prior to the date hereof and has established an adequate reserve therefore on its balance sheets for those Taxes not yet due and payable, except for any Taxes the non-payment of which will not have a Material Adverse Effect on BetterLife.

(c) To the best knowledge of BetterLife, BetterLife is not presently under and has not received notice of, any contemplated investigation or audit by any Governmental Body concerning any fiscal year or period ended prior to the date hereof.

(d) BetterLife as duly and timely collected all material amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by applicable Law to be collected by it and has duly and timely remitted to the appropriate Governmental Body such amounts required by applicable Law to be remitted by it and has duly and timely paid any and all material sales, use or transfer Taxes required to be paid or self-assessed by it pursuant to Applicable Laws and has claimed eligible exemptions, refunds and input Tax credits in respect thereof in all material respects in accordance with Applicable Laws;

(e) BetterLife has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, payroll taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Body within the time required under Applicable Laws;

(f) BetterLife has not acquired property from a non-arm’s length Person, within the meaning of the Tax Act: (i) for consideration the value of which is less than the fair market value of the property; or (ii) as a contribution of capital for which no shares were issued by the acquirer of the property;

(g) There are no Liens for Taxes upon any properties or assets of BetterLife (other than Liens relating to Taxes not yet due and payable or for Taxes which are being contested in good faith through appropriate proceedings and for which adequate provisions or reserves have been recorded on the most recent balance sheet included in the BetterLife Financial Statements);

(h) To the knowledge of BetterLife, the BetterLife Financial Statements contain full provision for all Taxes including any deferred Taxes that may be assessed to BetterLife for the accounting period ended on the BetterLife Accounting Date or for any prior period in respect of any transaction, event or omission occurring, or any profit earned, on or prior to the BetterLife Accounting Date or for which BetterLife is accountable up to such date and all contingent Liabilities for Taxes have been provided for or disclosed in the BetterLife Financial Statements.

(i) Since the date of the BetterLife Financial Statements, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

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6.16 Absence of Changes

Since the BetterLife Accounting Date except as contemplated in this Agreement or as otherwise set forth in the BetterLife Disclosure Letter, BetterLife has not:

(a) incurred any Liabilities, other than Liabilities incurred in the ordinary course of business consistent with past practice, or discharged or satisfied any Lien or Encumbrance, or paid any Liabilities, other than in the ordinary course of business consistent with past practice, or failed to pay or discharge when due any Liabilities of which the failure to pay or discharge has caused or will cause any Material Adverse Effect to it;

(b) made or suffered any amendment or termination of any Material Contract to which it is a party or by which it is bound, or cancelled, modified or waived any substantial debts or claims held by it or waived any rights of substantial value, other than in the ordinary course of business;

(c) declared, set aside or paid any dividend or made or agreed to make any other distribution or payment in respect of BetterLife Shares or redeemed, purchased or otherwise acquired or agreed to redeem, purchase or acquire any of BetterLife Shares;

(d) made commitments or agreements for capital expenditures or capital additions or betterments exceeding in the aggregate $50,000;

(e) entered into any transaction other than in the ordinary course of business consistent with past practice; or

(f) agreed, whether in writing or orally, to do any of the foregoing.

6.17 Absence of Certain Changes or Events

Other than as disclosed in BetterLife Documents, since the BetterLife Accounting Date there has not been:

(a) a Material Adverse Effect with respect to BetterLife; or

(b) any material change by BetterLife in its accounting methods, principles or practices.

6.18 Material Contracts and Transactions

Other than as disclosed in BetterLife Documents, there are no Material Contracts to which BetterLife is a party. BetterLife shall deliver to Altum a copy of each Material Contract of BetterLife. Each Material Contract of BetterLife is in full force and effect, and there exists no material breach or violation of or default by BetterLife under any Material Contract of BetterLife, or any event that with notice or the lapse of time, or both, will create a material breach or violation thereof or default under any Material Contract by BetterLife. To the best knowledge of BetterLife, the continuation, validity and effectiveness of each Material Contract of BetterLife will in no way be affected by the consummation of the Amalgamation. There exists no actual or threatened termination, cancellation or limitation of, or any amendment, modification or change to, any Material Contract of BetterLife.

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6.19 Certain Transactions

BetterLife is not a guarantor or indemnitor of any Indebtedness of any Person.

6.20 Internal Accounting Controls

BetterLife maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

6.21 Listing and Maintenance Requirements

BetterLife Shares are currently listed on the Exchange and BetterLife has not, in the 12 months preceding the date hereof, received any notice from the Exchange to the effect that BetterLife is not in compliance with the listing or maintenance requirements of the Exchange. No Securities Authority has issued any Order preventing or suspending the trading of BetterLife Shares, save and except for the trading of BetterLife Shares being halted in connection with the Amalgamation, or prohibiting the issuance of the BetterLife Shares to be delivered hereunder, and, to BetterLife’s knowledge, no Proceedings for such purpose are pending or threatened.

6.22 Undisclosed Information

Other than as disclosed in the BetterLife Documents:

(a) BetterLife does not have any specific information relating to BetterLife which is not generally known and which could reasonably be expected to have a Material Adverse Effect on BetterLife.

(b) No representation or warranty of BetterLife in this Agreement omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

6.23 Other Representations

All statements contained in any certificate or other instrument delivered by or on behalf of BetterLife pursuant hereto or in connection with the Amalgamation will be deemed to be representations and warranties by BetterLife hereunder.

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6.24 Survival

Notwithstanding the Closing and the issuance of the BetterLife Shares, the BetterLife Warrants and the BetterLife Options or the waiver of any condition in this Agreement by Altum, as applicable, the representations, warranties, covenants and agreements of BetterLife hereunder will (except where otherwise specifically provided for in this Agreement) survive the Closing and will continue in full force and effect for six (6) months after the Closing Date.

6.25 Newco

(a) Newco was validly incorporated on June 30, 2020 and is existing in good standing under the laws of its jurisdiction of organization and has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. It is qualified to do business and is in good standing in every jurisdiction in which a failure to so qualify would have a Material Adverse Effect. True and complete copies of its Charter Documents and by‑laws, as applicable, as amended to date, have been furnished to Altum.

(b) Newco has never had any material assets and has no liabilities, contingent or otherwise, except as may be agreed to in writing by Altum prior to the Effective Date.

(c) All of the issued securities of Newco are held by BetterLife.

(d) This Agreement has been duly authorized, executed and delivered by Newco and is a valid and binding obligation of Newco enforceable against it in accordance with its terms.

(e) To BetterLife’s knowledge, the execution and delivery of this Agreement by Newco and the completion and performance of the transactions hereunder will not result in:

(i) a violation or breach of any provision of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of or under,

(A) the Charter Documents of Newco or any resolution of its directors or shareholders,

(B) any applicable law, regulation, order, judgment or decree, or

(C) any agreement, arrangement or understanding to which Newco is a party or by which it or its assets is bound or affected that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Newco, or

(ii) the imposition of any Encumbrance upon any of the assets of Newco that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Newco.

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6.26 Reliance

BetterLife acknowledges and agrees that Altum has entered into this Agreement relying on the warranties and representations and other terms and conditions contained in this Agreement, notwithstanding any independent searches or investigations that have been or may be undertaken by or on behalf of Altum, and that no information which is now known or should be known or which may hereafter become known by Altum or its professional advisers, on the Closing Date, will limit or extinguish the right to indemnification hereunder.

ARTICLE 7

CLOSING

7.1 Closing Date and Location

The Amalgamation will be completed at 10:00 a.m. (Pacific time) on or before the Closing Date, at the offices of Alexander Holburn Beaudin + Lang LLP, or at such other location and time as is mutually agreed to by BetterLife and Altum. Notwithstanding the location of the Closing, each party agrees that the Closing may be completed by the exchange of undertakings between the respective legal counsel for BetterLife and Altum, provided such undertakings are satisfactory to each party’s respective legal counsel.

7.2 Altum Closing Documents

On the Closing Date, Altum will deliver, or cause to be delivered, to BetterLife the documents set forth in Section 10.1 and such other documents as BetterLife may reasonably require to effect the Amalgamation.

7.3 BetterLife Closing Documents

On the Closing Date, BetterLife will deliver, or cause to be delivered, to Altum the documents set forth in Section 11.1 and such other documents as Altum may reasonably require to effect the Amalgamation.

ARTICLE 8

CONDUCT OF BUSINESS PRIOR TO CLOSING

8.1 Conduct of Business of Altum

Altum covenants and agrees that, during the period from the date of this Agreement until the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with its terms, unless BetterLife shall otherwise agree in writing (such agreement not to be unreasonably withheld or delayed), except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) the Business of Altum shall be conducted only in the ordinary course of business and consistent with past practice, and Altum shall use its commercially-reasonable efforts to maintain and preserve its Business, Altum Assets and business relationships;

(b) Altum shall provide BetterLife with prompt written notice of any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties articles, by-laws, licenses, permits (including Governmental Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Altum;

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(c) Altum shall not:

(i) make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to any transaction with Altum which would be or potentially could be in conflict with the Amalgamation, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing; or

(ii) engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any transaction which would be or potentially could be in conflict with the Amalgamation; and

(d) Altum shall not (unless otherwise contemplated in this Agreement):

(i) make any capital expenditures, additions or improvements or commitments for the same which individually or in the aggregate exceed $10,000, other than in the ordinary course of business;

(ii) issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any Altum Shares, Altum Warrants, Altum Options or any other warrants, calls, conversion privileges or rights of any kind to acquire any Altum Shares other than pursuant to the exercise of existing Altum Option or the Altum Warrants;

(iii) amend or propose to amend the articles, by-laws or other constating documents or the terms of its any securities;

(iv) split, combine or reclassify any outstanding Altum Shares;

(v) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Altum Share

(vi) loan, lend, advance credit or make similar payments to any Person;

(vii) reduce its stated capital;

(viii) acquire or agree to acquire (by tender offer, exchange offer, merger, amalgamation, acquisition of shares or assets or otherwise) any Person or other business organization or division or acquire or agree to acquire any material assets;

(ix) enter into any Material Contracts regarding its business operations, including joint ventures, partnerships or other arrangements;

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(x) make any material change in accounting procedures or practices;

(xi) mortgage, pledge or hypothecate any of the Altum Assets or subject any of the Altum Assets to any Encumbrance;

(xii) other than in the ordinary course of business, enter into any agreement or arrangement granting any rights to purchase or lease any of the Altum Assets or rights or requiring the consent of any Person to the transfer, assignment or lease of any Altum Assets or rights;

(xiii) other than in the ordinary course of business, enter into any other material transaction, or any amendment of any Contract which is material to its Business;

(xiv) sell, lease, sublease, assign or transfer (by tender offer, exchange offer, merger, Amalgamation, sale of shares or Altum Assets or otherwise) any of the Altum Assets;

(xv) enter into any Agreement resulting in a change of control of Altum;

(xvi) other than in the ordinary course of business, cancel, waive or compromise any Indebtedness or claims, including any accounts payable and receivable;

(xvii) waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course of the business consistent with past practice, any material Governmental Authorization, lease, concession, contract or other document, or any other material legal rights or claims;

(xviii) take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Body to institute proceedings for the suspension, revocation or limitation of rights under, any material Governmental Authorization necessary to conduct its businesses as now conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Body;

(xix) except in the ordinary course of business, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except for the borrowing of working capital in the ordinary course of business and consistent with past practice, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person or make any loans or advances;

(xx) adopt a plan of liquidation or resolutions providing for its liquidation or dissolution;

(xxi) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability to consummate the Amalgamation or the other transactions contemplated by this Agreement;

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(xxii) increase the benefits payable or to become payable to its directors or officers, enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officer or director;

(xxiii) settle any outstanding claim, dispute, litigation matter or tax dispute; or

(xxiv) enter into any agreement or understanding to do any of the foregoing.

8.2 Conduct of Business of BetterLife

BetterLife covenants and agrees that, during the period from the date of this Agreement until the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with its terms, unless Altum shall otherwise agree in writing (such agreement not to be unreasonably withheld or delayed), except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) BetterLife shall use its best efforts to ensure that BetterLife Shares are continuously listed and posted for trading on the Exchange (it being expressly acknowledged that trading of BetterLife Shares has been halted in connection with the announcement of the Amalgamation);

(b) BetterLife shall use its best efforts to have the BetterLife Shares issued to the holders of the Altum Shares listed for trading on the Exchange;

(c) BetterLife shall, in its capacity as the sole shareholder of Newco, approve the Newco Amalgamation Resolution by July 31, 2020;

(d) BetterLife shall not:

(i) make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to any transaction with BetterLife which would be or potentially could be in conflict with the Amalgamation , or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing; or

(ii) engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any transaction with BetterLife which would be or potentially could be in conflict with the Amalgamation; and

(e) BetterLife shall not (unless otherwise contemplated in this Agreement):

(i) amend or propose to amend its Charter Documents;

(ii) split, combine or reclassify any of its securities or declare or make any distribution of its securities;

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(iii) other than in the ordinary course of business: (i) enter into any Contract, commitment or agreement under which it has outstanding Indebtedness; or (ii) make any loan or advance to any Person;

(iv) acquire or agree to acquire (by tender offer, exchange offer, merger, amalgamation, acquisition of shares or otherwise) any Person or other business organization or division or acquire or agree to acquire any material assets;

(v) other than in the ordinary course of business, enter into any Material Contracts regarding its business operations, including joint ventures, partnerships or other arrangements;

(vi) make any material change in accounting procedures or practices;

(vii) enter into any other material transaction, or any amendment of any Contract, which is material to its Business;

(viii) enter into any agreement resulting in a change of control of BetterLife;

(ix) settle any outstanding claim, dispute, litigation matter, or tax dispute; or

(x) enter into any agreement or understanding to do any of the foregoing.

ARTICLE 9

ADDITIONAL COVENANTS OF THE PARTIES

9.1 Listing Statement

BetterLife covenants and agrees that until the earlier of the Closing and the date upon which this Agreement is terminated in accordance with Section 13.1 or otherwise, it will:

(a) in a timely and expeditious manner:

(i) prepare, in consultation with Altum, acting reasonably, the Listing Statement, in the form and containing the information required by all Applicable Securities Laws, and not containing any misrepresentation (as defined under Applicable Securities Laws) with respect thereto;

(ii) seek approval of the Listing Statement from the Exchange;

(iii) file the Listing Statement together with any other documents required by Applicable Laws (all of which will be in form and substance satisfactory to Altum, acting reasonably), in all jurisdictions where the Listing Statement is required to be filed; and

(iv) take all such actions as may be required under the CBCA in connection with the Amalgamation; and

(b) in a timely and expeditious manner, prepare (in consultation with Altum acting reasonably) and file any mutually agreed (or as otherwise required by Applicable Laws) amendments or supplements to the Listing Statement (which amendments or supplements will be in a form satisfactory to Altum, acting reasonably).

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9.2 Consents

The parties covenant and agree that they will use commercially reasonable efforts to obtain the consents, renunciations and approvals of third parties which are necessary to the completion of the Amalgamation, provided that such consents, renunciations or approvals may be validly given by such third parties in accordance with relevant Contracts or Applicable Laws.

9.3 Access for Investigation

(a) Between the date of this Agreement and the Closing Date, Altum will:

(i) afford BetterLife, BetterLife’s solicitors and BetterLife’s representatives, advisors, prospective lenders and their representatives (collectively, the “BetterLife’s Advisors”) full and free access to Altum’s personnel, properties, Contracts, books and records, and other documents and data, in each case during normal business hours, upon a reasonable number of occasions, upon reasonable notice and in a manner calculated to minimize disruption of Altum’s Business;

(ii) furnish BetterLife and BetterLife’s Advisors with copies of all such Contracts, books and records, and other existing documents and data, as BetterLife may reasonably request;

(iii) furnish BetterLife and BetterLife’s Advisors with such additional financial, operating, and other data and information, as BetterLife may reasonably request; and

(iv) authorize Betterlife and Betterlife's Advisors to conduct due diligence searches with respect to Altum and its business.

(b) Between the date of this Agreement and the Closing Date, BetterLife will:

(i) afford Altum and its representatives, legal and advisors and prospective lenders and their representatives (collectively, the “Altum’s Advisors”) full and free access to BetterLife’s personnel, properties, Contracts, books and records, and other documents and data, in each case during normal business hours, upon a reasonable number of occasions, upon reasonable notice and in a manner calculated to minimize disruption of BetterLife’s Business;

(ii) furnish Altum and Altum’s Advisors with copies of all such Contracts, books and records, and other existing documents and data, as Altum may reasonably request; and

(iii) furnish Altum and Altum’s Advisors with such additional financial, operating, and other data and information, as such parties may reasonably request.

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9.4 Required Filings

As promptly as practicable after the date of this Agreement, each of Altum and BetterLife will make all filings required by Legal Requirements to be made by such party in order to consummate the Amalgamation. Between the date of this Agreement and the Closing Date, Altum will cooperate with BetterLife with respect to all filings that BetterLife elects to make or is required by Legal Requirements to make in connection with the Amalgamation. Without limiting the generality of the foregoing, Altum will, before the Closing Date, provide notice of the Amalgamation to Altum creditors as required under section 185 of the CBCA.

9.5 Notification

Between the date of this Agreement and the Closing Date, each of the parties to this Agreement will promptly notify the other parties in writing if any such party becomes aware of any fact or condition that causes or constitutes a breach of any of the representations and warranties set forth herein, as of the date of this Agreement, or if such party becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Between the date of this Agreement and the Closing Date, each party hereto will promptly notify the other parties hereto of the occurrence of any breach of any covenant set forth herein or of the occurrence of any event that may make the satisfaction of the conditions set forth herein impossible or unlikely.

9.6 Best Efforts

Between the date of this Agreement and the Closing Date, the parties will use their best efforts to cause the conditions contained in this Agreement to be satisfied.

9.7 Disclosure of Confidential Information

Until the Closing Date and, if this Agreement is terminated without consummation of the Amalgamation, then after such termination, BetterLife and Altum will maintain in confidence, will cause their respective directors, officers, employees, agents, and advisors to maintain in confidence, and will not use to the detriment of another party or divulge to any third parties, other than their respective legal and financial advisors, auditors, representatives and any other Governmental Bodies having jurisdiction, any confidential written, oral, or other information obtained during the course of the investigations in connection with this Agreement or the Amalgamation, unless:

(a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party;

(b) the information was already available to such party or its representatives on a non-confidential basis;

(c) the use of such information is necessary or appropriate pursuant to Applicable Securities Laws or in making any filing or obtaining any consent or approval required for the consummation of the Amalgamation; or

(d) the furnishing or use of such information is required by or necessary or appropriate in connection with legal Proceedings.

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9.8 Public Notices

The parties agree that they will not release or issue any reports or statements or make any public announcements relating to this Agreement or the Amalgamation without the prior written consent of the other party, except as may be required upon written advice of counsel to comply with Applicable Laws after consulting with the other party hereto and seeking their reasonable consent to such announcement.

ARTICLE 10

BETTERLIFE’S CONDITIONS PRECEDENT

10.1 BetterLife’s Conditions

The obligation of BetterLife to complete the Amalgamation will be subject to the satisfaction of, or compliance with, at or before the Closing Date, the conditions precedent set forth below. The Closing will be deemed to mean a waiver of all conditions to Closing. These conditions precedent are for the benefit of BetterLife and may be waived by BetterLife in its sole discretion:

(a) BetterLife's satisfactory completion of its due diligence;

(b) the representations and warranties of Altum set forth in this Agreement will be true, correct and complete in all material respects as of the Closing Date and with the same effect as if made at and as of the Closing Date and BetterLife will have received from Altum a certificate executed by the President and Chief Executive Officer (as applicable) of Altum certifying that the representations and warranties of Altum set forth in this Agreement are true and correct in all material respects as at the Closing Date;

(c) Altum will have performed and complied with all of their respective obligations, covenants and agreements required hereunder;

(d) all required approvals, consents, authorizations and waivers relating to the consummation of the Amalgamation will have been obtained, including the acceptance by the Exchange of the Amalgamation and the Exchange’s approval to the listing of the BetterLife Shares on the Exchange;

(e) the approval of the board of directors of BetterLife and Altum for the Amalgamation will have been obtained;

(f) if applicable, the approval of BetterLife Shareholders and Altum Shareholders for the Amalgamation will have been obtained;

(g) this Agreement, the Transaction Documents and all other documents necessary or reasonably required to consummate the Amalgamation, all in form and substance reasonably satisfactory to BetterLife, will have been executed and delivered to BetterLife;

(h) no claim will have been asserted or made that any Person (other than BetterLife and the current holders of the Altum Shares, Altum Warrants an Altum Options) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any of Altum Shares, Altum Warrants or Altum Options or any other voting, equity, or ownership interest in, Altum or (other than the holders of the Altum Shares, Altum Warrants an Altum Options) is entitled to all or any portion of the BetterLife Shares, BetterLife Warrants or BetterLife Options;

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(i) no Material Adverse Effect will have occurred with respect to Altum’s Business or Altum Shares, Altum Warrants or Altum Options however arising;

(j) no Order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Governmental Body which prohibits, restrains, enjoins or restricts the consummation of the Amalgamation, provided, however, that the parties to this Agreement shall use their reasonable best efforts to cause any such Order to be vacated or lifted;

(k) BetterLife and the Exchange shall have received a copy of the Altum Financial Statements from Altum, in a form acceptable to the Exchange;

(l) the Altum Shares, Altum Warrants and Altum Options will have been delivered to BetterLife;

(m) the Altum Amalgamation Resolution shall have been approved by the holders of Altum Shares in accordance with Applicable Laws;

(n) BetterLife shall have received at Closing a legal opinion dated the Closing Date, subject to customary qualifications, in form and substance satisfactory to BetterLife, acting reasonably, addressed to BetterLife as to the laws of Canada, on certificates of Governmental Bodies and officers of Altum, with respect to the following matters and substantially in the following form:

(i) Altum has been duly incorporated and is validly subsisting under the laws of the jurisdiction of its incorporation and has all the requisite corporate capacity, power and authority to carry on its business as conducted by it;

(ii) Altum has the corporate capacity, power and authority to enter into this Agreement and to perform its obligations set out herein and this Agreement has been duly authorized, executed and delivered by Altum and constitutes a legal, valid and binding obligation of Altum enforceable against Altum in accordance with its terms;

(iii) the execution and delivery of this Agreement and the fulfillment of the terms hereof by the Altum do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under: (A) any Applicable Laws of the Province of British Columbia or the federal laws of Canada applicable therein; (B) any term or provision of the articles or bylaws of Altum or, of which counsel is aware, any resolutions of the shareholders or directors (or any committee thereof) of Altum; (C) of which counsel is aware, any written agreement or other document to which Altum is a party on the Closing Date; or (D) of which counsel is aware, any judgment, decree or order of any court, governmental agency or body or regulatory authority, in each case in British Columbia, having jurisdiction over Altum or its properties or assets;

(iv) the Altum Shares have been duly and validly authorized and issued, and the Altum Warrants and Altum Options have been duly and validly authorized and, if applicable, reserved for issuance; and

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(o) BetterLife will have received from Altum, the following closing documentation:

(i) a certified copy of resolutions of the directors of Altum authorizing the Amalgamation;

(ii) the corporate minute books and all other books and records and material contracts of Altum; and

(iii) escrow agreements executed by the holders of the Altum Shares, Altum Warrants and Altum Options, as applicable and as required by the Exchange.

10.2 Waiver/Survival

The conditions set forth in this Article 10 are for the exclusive benefit of BetterLife and may be waived by BetterLife in writing in whole or in part on or before the Closing Date. Notwithstanding any such waiver, the completion of the Amalgamation will not prejudice or affect in any way the rights of BetterLife in respect of the warranties and representations of Altum in this Agreement, and the representations and warranties of Altum in this Agreement will survive the Closing and issuance of the BetterLife Shares, the BetterLife Warrants and the BetterLife Options for the applicable periods set out in Sections 5.30 and 6.24.

10.3 Covenant of Altum

Altum hereby covenants to deliver all of the closing documentation set out in Section 10.1.

ARTICLE 11

ALTUMS’ CONDITIONS PRECEDENT

11.1 Conditions

The obligation of Altum to complete the Amalgamation will be subject to the satisfaction of, or compliance with, at or before the Closing Date, the conditions precedent set forth below. The Closing will be deemed to mean a waiver of all conditions to Closing. These conditions precedent are for the benefit of Altum and may be waived by Altum in its discretion:

(a) the representations and warranties of BetterLife set forth in this Agreement will be true, correct and complete in all respects as of the Closing Date and with the same effect as if made at and as of Closing and Altum will have received from BetterLife a certificate executed by an officer of BetterLife certifying that the representations and warranties of BetterLife set forth in this Agreement are true and correct as at the Closing Date;

(b) BetterLife will have performed and complied with all of the obligations, covenants and agreements to be performed and complied with by it hereunder;

(c) all required approvals, consents, authorizations and waivers relating to the consummation of the Amalgamation shall have been obtained, including the acceptance by the Exchange of the Amalgamation;

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(d) the approval of the board of directors of BetterLife and Altum for the Amalgamation will have been obtained;

(e) if applicable, the approval of BetterLife Shareholders and Altum Shareholders for the Amalgamation will have been obtained;

(f) this Agreement, the Transaction Documents and all other documents necessary or reasonably required to consummate the Amalgamation, all in form and substance satisfactory to Altum will have been executed and delivered to Altum;

(g) the BetterLife Shares, BetterLife Warrants and BetterLife Options will have been delivered to the holders of the Altum Shares, Altum Warrants and Altum Options, respectively;

(h) the Exchange will have conditionally approved the listing of the BetterLife Shares on the Exchange and accepted the transactions contemplated by this Agreement;

(i) the Newco Amalgamation Resolution shall have been approved by BetterLife in accordance with Applicable Laws and this Agreement; and

(j) no Order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Governmental Body which prohibits, restrains, enjoins or restricts the consummation of the Amalgamation, provided, however, that the parties to this Agreement shall use their reasonable best efforts to cause any such Order to be vacated or lifted.

11.2 Waiver/Survival

The conditions set forth in this Article 11 are for the exclusive benefit of Altum and may be waived by Altum in writing in whole or in part on or before the Closing Date. Notwithstanding any such waiver, completion of the Amalgamation by Altum will not prejudice or affect in any way the rights of Altum in respect of the warranties and representations of BetterLife set forth in this Agreement, and the representations and warranties of BetterLife in this Agreement will survive the Closing and issuance of the BetterLife Shares, BetterLife Warrants and BetterLife Options for the applicable period set out in Section 5.24.

11.3 Covenant of BetterLife

BetterLife covenants to deliver all of the closing documentation set out in Section 11.1.

11.4 Merger of Conditions

The conditions set out in Articles 10 and 11 shall be conclusively deemed to have been satisfied, waived or released on the filing of the Articles of Amalgamation, and such other documents as are required to be filed under the CBCA to give effect to the Amalgamation.

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ARTICLE 12

POST-CLOSING COVENANTS

12.1 BetterLife Name Change

Effective upon the Closing Date, BetterLife shall change its corporate name to “Altum Pharmaceuticals Inc.”.

ARTICLE 13

AMENDMENT AND TERMINATION

13.1 Amendment

This Agreement may not be amended except by mutual written agreement of the parties hereto, provided that after approval of the Altum Amalgamation Resolution by the holders of Altum Shares and approval of the Newco Amalgamation Resolution by BetterLife, no amendment may be made that by applicable Law requires further approval or authorization by the holders of Altum Shares, BetterLife or the holder of BetterLife Shares (as applicable) without such further approval or authorization.

13.2 Termination

This Agreement may be terminated and the Amalgamation abandoned (notwithstanding any approval of the Altum Amalgamation Resolution or the Newco Amalgamation Resolution) by written notice given by the terminating party to the other parties hereto, at any time prior to the Closing:

(a) by either BetterLife Parties or Altum, if it shall become aware, as a result of its due diligence review or otherwise, of any Material Adverse Change with respect to the other party (acting reasonably) which had not been disclosed prior to the date hereof and which would have a Material Adverse Effect on BetterLife or Altum, or the transactions contemplated by this Agreement, including the Amalgamation;

(b) by the mutual written consent of BetterLife and Altum;

(c) by either BetterLife or Altum, if any Law is enacted that makes consummation of the Amalgamation illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent Governmental Entity enjoining BetterLife or Altum from consummating the Amalgamation shall be entered and such judgment, injunction, order or decree shall have become final and non‑appealable;

(d) by either BetterLife or Altum, if the Effective Time does not occur on or prior to, August 31, 2020 or such other date as BetterLife and Altum may agree in writing; provided, however, that the right to terminate this Agreement under this Section 13.2 shall not be available to any party whose failure or whose Affiliate’s failure to perform any material covenant, agreement or obligation hereunder has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(e) by either BetterLife or Altum if 25% or more of the Altum Shareholders exercise their dissent right;

(f) by Altum if the Newco Amalgamation Resolution is not executed by BetterLife prior to August 31, 2020 or such later date as may be agreed to in writing by Altum;

55

(g) by Altum if the board of directors of BetterLife fails to affirm its approval of this Agreement by August 31, 2020 or such later date as may be agreed to in writing by Altum;

(h) by BetterLife if the Altum Amalgamation Resolution is not approved by August 31, 2020 or such later date as may be agreed to in writing by BetterLife;

(i) by BetterLife if the board of directors of Altum fails to affirm its approval of this Agreement by August 31, 2020 or such later date as may be agreed to in writing by BetterLife;

(j) by BetterLife or Altum, if any of the conditions precedent set out in Articles 10 or 11 hereof have not been complied with or waived on or before the date required for performance thereof; provided, however, that no party may rely on the failure to satisfy any of the conditions set out in Articles 10 and 11 if the condition would have been satisfied but for a material failure by such party in complying with its obligations hereunder;

(k) by BetterLife Parties, if Altum has breached any of its representations, warranties, agreements or obligations herein which breach is not curable or if curable, is not cured within 20 days after notice thereof has been given to Altum;

(l) by Altum, if BetterLife has breached any of its respective representations, warranties, agreements or obligations herein which breach is not curable or if curable, is not cured within 20 days after notice thereof has been received by the party or parties alleged to be in breach; or

(m) the party desiring to terminate this Agreement under Section 13.2 (other than under Section 13.2(b)) shall give notice of such termination to the other parties, citing the subsection of Section 13.2 upon which it is relying.

13.3 Effect of Termination

In the event of the termination of this Agreement as provided in Section 13.2, this Agreement will be of no further force or effect and there shall be no obligation on the part of the parties to this Agreement, except with respect to Section 9.7 which will survive such termination, provided, however, that no termination of this Agreement will relieve any party of liability for any breaches of this Agreement that are based on a wrongful refusal or failure to perform any obligations under this Agreement.

13.4 Waivers and Extensions

At any time prior to the Closing, each of the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of another party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party to be bound thereby.

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ARTICLE 14

GENERAL

14.1 Expenses

The fees payable to the Exchange and all costs and expenses incurred in connection with the preparation of this Agreement and the Amalgamation will be paid by the party incurring such expenses.

14.2 Assignment

No parties to this Agreement may assign any of their respective rights under this Agreement without the prior consent of each of the other parties. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of each of the parties, as applicable. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns, as applicable.

14.3 Notices

Any notice required or permitted to be given under this Agreement will be in writing and may be given by delivering, sending by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy, or sending by prepaid registered mail, the notice to the following address or number:

If to Altum:

Altum Pharmaceuticals Inc.
Suite 2700 - 700 West Georgia Street
Vancouver, BC V7Y 1B8

Attention: Ahmad Doroudian
Telephone: 604-805-7783

With a copy (which will not constitute notice) to:

Alexander Holburn Beaudin + Lang LLP
Barristers + Solicitors
Suite 2700 - 700 West Georgia Street
Vancouver, BC V7Y 1B8

Attention: Stewart L. Muglich
Telephone: 604-484-1700
Facsimile: 604-484-9700

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If to BetterLife:

BetterLife Pharma Inc.
Suite 2700 - 700 West Georgia Street
Vancouver, BC V7Y 1B8

Attention: Robert Metcalfe
Telephone: 604-684-2181
Facsimile: 604-682-4768

(or to such other address or number as any party may specify by notice in writing to another party).

Any notice delivered or sent by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy on a Business Day will be deemed conclusively to have been effectively given on the day the notice was delivered, or the transmission was sent successfully to the number set out above, as the case may be. Any notice sent by prepaid registered mail will be deemed conclusively to have been effectively given on the third Business Day after posting; but if at the time of posting or between the time of posting and the third Business Day thereafter there is a strike, lockout, or other labour disturbance affecting postal service, then the notice will not be effectively given until actually delivered.

14.4 Governing Law; Venue

This Agreement, the legal relations between the parties and the adjudication and the enforcement thereof, shall be governed by and interpreted and construed in accordance with the substantive laws of the Province of British Columbia without regard to applicable choice of law provisions thereof. The parties hereto agree that any Proceeding arising out of or relating to this Agreement or the Amalgamation will be brought in a suitable court located in the Province of British Columbia and each party hereto irrevocably submits to the exclusive jurisdiction of those courts.

14.5 Severability

If any covenant or other provision of this Agreement is invalid, illegal, or incapable of being enforced by reason of any rule of law or public policy, then such covenant or other provision will be severed from and will not affect any other covenant or other provision of this Agreement, and this Agreement will be construed as if such invalid, illegal, or unenforceable covenant or provision had never been contained in this Agreement. All other covenants and provisions of this Agreement will, nevertheless, remain in full force and effect and no covenant or provision will be deemed dependent upon any other covenant or provision unless so expressed herein.

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14.6 Entire Agreement

This Agreement, the schedules attached hereto and the other Transaction Documents contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior arrangements and understandings, both written and oral, expressed or implied, with respect thereto. Any preceding correspondence or offers are expressly superseded and terminated by this Agreement.

14.7 Further Assurances

BetterLife and Altum, upon the request of the other party to this Agreement, whether before or after the Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to effect complete consummation of the Amalgamation.

14.8 Regulatory Approval

This Agreement is subject to regulatory approval, including, without limitation, approval of the Exchange.

14.9 Enurement

This Agreement and each of the terms and provisions hereof will enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, personal representatives, successors and assigns.

14.10 Time

Time is of the essence of this Agreement.

14.11 Waiver

No failure on the part of any party to this Agreement to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party hereto in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party to this Agreement shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

14.12 Force Majeure

The obligations of the parties hereto and the time frames established in this Agreement shall be suspended to the extent and for the period that performance is prevented by any cause beyond either party’s reasonable control, whether foreseeable or unforeseeable, including, without limitation, labour disputes, acts of God, laws, regulations, Orders, proclamations or requests of any governmental authority, inability to obtain on reasonable terms required permits, licenses, or other authorizations, or any other matter similar to the above.

14.13 Amendment

This Agreement may not be amended except by an instrument in writing signed by each of the parties.

14.14 Counterparts and Electronic Transmission

This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument and delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date set forth on page one of this Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF the parties have duly executed this Agreement as of the day and year first above written.

ALTUM PHARMACEUTICALS INC.

Per:	/s/ Ahmad Doroudian
Authorized Signatory

BETTERLIFE PHARMA INC.

Per:	/s/ Robert Metcalfe
Authorized Signatory

12167573 CANADA LTD.

Per:	/s/ Robert Metcalfe
Authorized Signatory

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SCHEDULE A

Form of Newco Amalgamation Resolution

12167573 CANADA LTD.

(the “Corporatiion”)

A Canadian Corporation

Written Resolution of the Sole Shareholder

pursuant to the Canada Business Corporations Act and Articles of Incorporation of the Corporation

AMALGAMATION OF THE COMPANY WITH AND INTO ALTUM PHARMACEUTICALS INC.

WHEREAS it is proposed that the Corporation amalgamate with and into Altum Pharmaceuticals Inc. (“Altum”), a corporation incorporated under the provisions of the Canada Business Corporations Act as amended (the “CBCA”), in accordance with the terms and conditions set forth in an amalgamation agreement (the “Amalgamation Agreement”) dated as of July 3 among BetterLife Pharma Inc., the Corporation and Altum, such amalgamation hereinafter referred to as the “Amalgamation”;

WHEREAS the directors of the Corporation have approved the Amalgamation and the Amalgamation Agreement in the form presented to the directors and have provided a copy of the Amalgamation Agreement to the sole shareholder of the Company for review; and

WHEREAS the directors of the Corporation recommend to the shareholders of the Corporation that the Corporation amalgamate with Altum under the provisions of the CBCA and the directors further recommend to the shareholders that the shareholders approve and consent to the Amalgamation Agreement by special resolution pursuant to section 183 of the Act.

IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Amalgamation as provided for in and subject to the terms and conditions set forth in the Amalgamation Agreement is hereby approved, authorised and confirmed in all respects.

2. The Amalgamation Agreement is adopted.

3. Each of the directors of the Company is hereby authorized and empowered, singly, without further notice to or approval of the shareholders:

(a) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement; and

(b) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation.

4. The directors of the Corporation may, without further approval of the shareholders of the Corporation, terminate the Amalgamation Agreement at any time before the issue of a Certificate of Amalgamation

5. Any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized, instructed and empowered, singly, acting for, in the name of and on behalf of the Corporation, to do or to cause to be done all such other acts and things in the opinion of such director or officer of the Corporation as may be necessary or desirable in order to fulfill the intention of this resolution and the matters authorized hereby.

The following resolutions have been consented to in writing by the sole shareholder of the Company.

BETTERLIFE PHARMA INC.

Per:
Authorized Signatory

A-1

SCHEDULE B

Form of Altum Amalgamation Resolution

ALTUM PHARMACEUTICALS INC.

(the “Corporation”)

A Canada Corporation

Special Resolution of the Shareholders of the Corporation

pursuant to Canada Business Corporations Act and the Articles of Incorporation of the Corporation

AMALGAMATION OF THE CORPORATION WITH AND INTO 12167573 CANADA LTD.

WHEREAS it is proposed that 12167573 CANADA LTD. (“Newco”), a corporation incorporated under the Canada Business Corporations Act as amended (the “CBCA”), amalgamate with and into the Corporation in accordance with the terms and conditions set forth in an amalgamation agreement (the “Amalgamation Agreement”) dated as of July 3, 2020 among BetterLife Pharma Inc. (“BetterLife”), Newco and the Corporation, such amalgamation hereinafter referred to as the “Amalgamation”;

WHEREAS the directors of the Corporation have approved the Amalgamation and the Amalgamation Agreement in the form presented to the directors and the Amalgamation Agreement has been made available to the shareholders of the Corporation for review; and

WHEREAS the directors of the Corporation recommend to the shareholders of the Corporation that the Corporation amalgamate with Altum under the provisions of the CBCA and the directors further recommend to the shareholders that the shareholders approve and consent to the Amalgamation Agreement by special resolution pursuant to section 183 of the Act.

IT HEREBY RESOLVED THAT:

1. The Amalgamation as provided for in and subject to the terms and conditions set forth in the Amalgamation Agreement is hereby approved, authorized and confirmed in all respects.

2. Pursuant to section 120(7.1) of the CBCA, Mr. Ahmad Doroudian has disclosed his interest in the Amalgamation in that he is a director and the Chief Executive Officer of both BetterLife and the Corporation and the Amalgamation Agreement and the Amalgamation is hereby approved and confirmed..

3. The Amalgamation Agreement is adopted.

4. Each of the directors of the Company is hereby authorized and empowered, singly, without further notice to or the approval of the shareholders:

(a) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement; and

(b) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation.

5. The directors of the Corporation may, without further approval of the shareholders of the Corporation, terminate the Amalgamation Agreement at any time before the issue of a Certificate of Amalgamation.

6. Any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized, instructed and empowered, singly, acting for, in the name of and on behalf of the Corporation, to do or to cause to be done all such other acts and things in the opinion of such director or officer of the Corporation as may be necessary or desirable in order to fulfill the intention of this resolution and the matters authorized hereby.

B-1

SCHEDULE C

By-laws of Newco following the Amalgamation

BY-LAW NO. 1

OF

12167573 CANADA LTD.
(the “Corporation”)

A by-law relating to the business or affairs of the Corporation.

CONTENTS

1.	INTERPRETATION.	C-2

2.	BUSINESS OF THE CORPORATION.	C-3

3.	BORROWING AND SECURITIES.	C-4

4.	DIRECTORS.	C-4

5.	DELEGATION.	C-8

6.	OFFICERS.	C-8

7.	PROTECTION OF DIRECTORS, OFFICERS AND OTHERS.	C-10

8.	SHARES.	C-11

9.	DIVIDENDS AND RIGHTS.	C-12

10.	MEETINGS OF SHAREHOLDERS.	C-13

11.	NOTICES.	C-17

12.	DOCUMENTS IN ELECTRONIC FORM.	C-19

13.	EFFECTIVE DATE.	C-20

BE IT ENACTED as a by-law of the Corporation as follows:

C-1

1. INTERPRETATION

1.1 Definitions - In the by-laws of the Corporation, unless the context otherwise requires, capitalized terms used but not defined in this By-Law shall have the meanings attributed to them in the Act, except that:

1.1 "Act" means the Canada Business Corporations Act, and any statute that may be substituted therefor, as amended, restated or in effect from time to time;

1.2 "appoint" includes "elect" and vice-versa;

1.3 "articles" means the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of arrangement, articles of dissolution or articles of revival and includes any amendments thereto;

1.4 "Board" means the board of directors of the Corporation;

1.5 "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

1.6 "Corporation" means 11142119 Canada Ltd.;

1.7 "meeting of shareholders" includes an annual meeting of shareholders or a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

1.8 "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada) and any statute that may be substituted therefor, as amended, restated or in effect from time to time;

1.9 "recorded address" means:

(a) in the case of a shareholder, that person's address as recorded in the securities register;

(b) in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and

(c) in the case of a director, officer, auditor or member of a committee of the Board, that individual's latest address as recorded in the records of the Corporation;

1.10 "Regulations" means the regulations made under the Act, as amended, restated or in effect from time to time;

1.11 "signing officer?" means, in relation to any instrument, any person authorized to sign the instrument on behalf of the Corporation by Section 2.2 or by a resolution passed pursuant thereto; and

C-2

1.12 "unanimous shareholder agreement" means:

(a) an otherwise lawful written agreement among all the shareholders of the Corporation, or among all the shareholders and one or more persons who are not shareholders, that restricts, in whole or in part, the powers of the directors to manage, or supervise the management of, the business and affairs of the Corporation, as amended, supplemented, restated and replaced from time to time in accordance with its provisions; or

(b) a written declaration made by a person who is the beneficial owner of all of the issued shares of the Corporation that restricts in whole or in part, the powers of the directors to manage, or supervise the management of, the business and affairs of the Corporation, as amended, supplemented, restated and replaced from time to time in accordance with its provisions.

1.2 Interpretation — Words in the singular include the plural and vice-versa, words in one gender include all genders, and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

2. BUSINESS OF THE CORPORATION

2.1 Corporate Seal - The Corporation may have one or more different corporate seals which may be adopted or changed from time to time by the Board, on which the name of the Corporation appears in the language or one or more of the languages set out in the articles.

2.2 Execution of Instruments - Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any one Director or Officer. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal (if any) to any instrument. Any signing officer may certify a copy of any instrument, resolution, by-law or other document of the Corporation to be a true copy thereof.

2.3 Execution in Counterpart - Any articles, notice, resolution, requisition, statement or other document required or permitted to be executed in several documents of like form each of which is executed by all persons required or permitted, as the case may be, to do so, shall be deemed to constitute one document and to bear date as of the date of execution thereof by the last person.

2.4 Banking Arrangements - The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize.

2.5 Voting Rights in Other Bodies Corporate - The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

C-3

2.6 Withholding Information from Shareholders - Subject to the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which, in the opinion of the Board, it would be inexpedient in the interests of the shareholders or the Corporation to communicate to the public. The Board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or authorized by the Board or by resolution passed at a meeting of shareholders.

3. BORROWING AND SECURITIES

3.1 Borrowing Power - Without limiting the borrowing powers of the Corporation as provided by the Act, but subject to the articles and any unanimous shareholder agreement, the Board may from time to time on behalf of the Corporation, without authorization of the shareholders:

3.1 borrow money on the credit of the Corporation;

3.2 issue, reissue, sell, pledge or hypothecate bonds, debentures, notes or other evidences of indebtedness of the. Corporation, whether secured or unsecured;

3.3 give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

3.4 mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

The Board may from time to time delegate to one or more of the directors and officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board in this Section 3.1 to the extent and in the manner as the Board shall determine at the time of such delegation.

Nothing in this Section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.2 Delegation - Subject to any unanimous shareholder agreement, the Board may from time to time delegate to a committee of the Board, a director or an officer of the Corporation or any other person as may be designated by the Board all or any of the powers conferred on the Board by Section 3.1 or by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

4. DIRECTORS

4.1 Number of Directors and Quorum — Subject to the articles, the Board shall consist of the number of directors specified in the articles, except that if the articles provide for a minimum and maximum number of directors, the board shall consist of the number of directors determined from time to time by the shareholders within such minimum and maximum. Subject to Section 4.8, a majority of the number of directors so specified or determined shall constitute a quorum at any meeting of the Board.

C-4

4.2 Qualification - No person shall be qualified for election as a director:

4.1 if the person is less than 18 years of age;

4.2 if the person is of unsound mind and has been so found by a court in Canada or elsewhere;

4.3 if the person is not an individual; or

4.4 if the person has the status of a bankrupt.

Subject to the articles, a director need not be a shareholder. Subject to the Act, at least 25% percent of the directors must be resident Canadians. If the Corporation has less than four directors, at least one director must be a resident Canadian.

4.3 Election and Term - The election of directors shall take place at the first meeting of shareholders and at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors thereby authorized.

4.4 Removal of Directors - Subject to the Act, the shareholders may by resolution passed at a special meeting remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors.

4.5 Vacation of Office - A director ceases to hold office when such director: (a) dies or resigns; (b) is removed from office by the shareholders in accordance with the Act; or (c) ceases to be qualified for election as a director in accordance with the Act. A resignation of a director becomes effective at the time a written resignation is sent or delivered to the Corporation or the time specified in such resignation, whichever is later.

4.6 Vacancies - Subject to the Act and the articles, a quorum of the Board may fill a vacancy in the Board, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors, or from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders. In the absence of a quorum of the Board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the Board shall forthwith call a special meeting of shareholders to fill the vacancy. If the Board fails to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

4.7 Action by the Board - Subject to any unanimous shareholder agreement, the Board shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to Sections 4.8 and 4.9, the powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the Board. Where there is a vacancy in the Board, the remaining directors may exercise all the powers of the Board so long as a quorum remains in office. Where the Corporation has only one director, that director may constitute a meeting.

C-5

4.8 Residence - Subject to the Act, the Board shall not transact business at a meeting, other than filling a vacancy in the Board, unless at least 25% of the directors present are resident Canadians, except where:

(a) a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communications facilities, the business transacted at the meeting; and

4.5 the required number of resident Canadians would have been present had that director been present at the meeting.

4.9 Meeting by Communications Facility - If all the directors of the Corporation consent, a director may, in accordance with the Regulations, participate in a meeting of the Board, or a committee of the Board, by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting. A director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board and committees of the Board.

4.10 Place of Meetings - Meetings of the Board may be held at any place in or outside Canada.

4.11 Calling of Meetings - Meetings of the Board shall be held from time to time at such time and at such place as the Board, the chair of the Board, the chief executive officer, the president, a vice-president or any two directors may determine.

4.12 Notice of Meeting - Notice of the time and place of each meeting of the Board shall be given in the manner provided in Section 11.1 to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

(b) submit to the shareholders any question or matter requiring approval of the shareholders;

4.6 fill a vacancy among the directors or in the office of auditor or appoint additional directors;

4.7 issue securities;

4.8 issued shares of a series;

4.9 declare dividends;

4.10 purchase; redeem or otherwise acquire shares of the Corporation;

4.11 pay a commission for the sale of shares;

4.12 approve a management proxy circular;

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4.13 approve a take-over bid circular or directors' circular;

4.14 approve any annual financial statements; or

4.15 adopt, amend or repeal by-laws.

A director may in any manner waive notice of or otherwise consent to a meeting of the Board, and attendance of a director at a meeting constitutes a waiver of notice, unless the director is attending for the express purposes of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

4.13 First Meeting of New Board - Provided a quorum of directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

4.14 Adjourned Meeting - Notice of an adjourned meeting of the Board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15 Regular Meetings - The Board may appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16 Chair - The chair of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chair of the Board, chief executive officer, president, or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chair.

4.17 Votes to Govern - At all meetings of the Board every question shall be decided by a majority of the votes cast on the question of those directors entitled to vote. In case of an equality of votes the chair• of the meeting shall not be entitled to a second or casting vote.

4.18 Conflict of Interest - A director or officer who:

(a) is a party to;

(b) is a director or an officer, or an individual acting in a similar capacity, of a party to; or

(c) has a material interest in any person who is a party to, a material contract or a material transaction or a proposed material contract or a proposed material transaction, with the Corporation shall disclose the nature and extent of such director's or officer's interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the Board or shareholders for approval in accordance with the Act even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the Board or shareholders, and a director interested in a contract so referred to the Board shall not vote on any resolution to approve such contract except as provided by the Act.

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4.19 Remuneration and Expenses - Subject to the articles and any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the Board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor in that capacity.

5. DELEGATION

5.1 Committee of Directors - The Board may appoint a committee of directors and delegate to such committee any of the powers of the Board except those which, under the Act, a committee of directors has no authority to exercise. A majority of the members of a committee of directors need not be resident Canadians.

5.2 Transaction of Business - The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.3 Procedure - Unless otherwise determined by the Board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure.

6. OFFICERS

6.1 Appointment - Subject to the articles and any unanimous shareholder agreement, the Board may from time to time appoint a chief executive officer, president, chief financial officer, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed. The Board may specify the duties of and, in accordance with this by-law and subject to the Act, the articles and any unanimous shareholder agreement, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to Section 6.2, an officer may but need not be a director and one person may hold more than one office.

6.2 Chair of the Board - The Board may from time to time also appoint a chair of the Board who shall be a director. If appointed, the Board may assign to the chair any of the powers and duties that are by any provision of this by-law assigned to the chief executive officer; and the chair shall, subject to the Act, have such other powers and duties as the Board may specify. During the absence or disability of the chair of the Board, the chair's duties shall be performed and the chair's powers exercised by the chief executive officer.

6.3 Chief Executive Officer — If appointed, the chief executive officer, subject to the authority of the Board, shall be responsible for implementing the strategic plans and policies of the Corporation as established by the Board; and the chief executive officer shall have such other powers and duties as the Board may specify. During the absence or disability of the chair, or if no chair has been appointed, the chief executive officer shall have the powers and duties of that office.

6.4 President - If appointed, the president shall have general supervision of the business of the Corporation and the president shall have such other powers and duties as the Board may specify. During the absence or disability of the chief executive officer, or if no chief executive officer has been appointed, the president shall also have the powers and duties of that office.

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6.5 Chief Financial Officer — If appointed, the chief financial officer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; the chief financial officer shall render to the Board whenever required an account of all transactions as chief financial officer and of the financial position of the Corporation; and shall have such other powers and duties as the Board or the chief executive officer may specify.

6.6 Vice-President - If appointed, a vice-president shall have such powers and duties as the Board or the chief executive officer, may specify.

6.7 Secretary - If appointed, the secretary shall attend and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; the secretary shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the Board; the secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and the secretary shall have such other powers and duties as the Board or the chief executive officer may specify.

6.8 Treasurer - If appointed, the treasurer shall have such powers and duties as the Board or the chief financial officer may specify. During the absence or disability of the chief financial officer, or if no chief financial officer has been appointed, the treasurer shall have the powers and duties of that office.

6.9 Powers and Duties of Other Officers - The powers and duties of all other officers shall be such as the terms of their engagement call for or as the Board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the chief executive officer otherwise directs.

6.10 Variation of Powers and Duties - The Board may from time to time and subject to the Act, vary, add to or limit the powers and duties of any officer.

6.11 Term of Office - The Board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the Board shall hold office until such officer's successor is appointed, or until such officer's earlier resignation.

6.12 Terms of Employment and Remuneration - The terms of employment and the remuneration of officers appointed by the Board shall be settled by it from time to time.

6.13 Conflict of Interest - An officer who:

6.1 is a party to,

6.2 is a director or an officer or an individual acting in a similar capacity, of a party to; or

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6.3 has a material interest in any person who is a party to; a material contract or a material transaction or a proposed material contract or a proposed material transaction, with the Corporation shall disclose such officer's interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the Board or shareholders for approval in accordance with the Act even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the Board or shareholders.

6.14 Agents and Attorneys - The Board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

6.15 Fidelity Bonds - The Board may require such officers, employees and agents of the Corporation as the Board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the Board may from time to time determine.

7. PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.1 Limitation of Liability - No director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or on which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on such individual's part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of such individual's office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the Regulations or from liability for any breach thereof.

7.2 Indemnity - Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, if the individual:

7.1 acted honestly and in good faith with a view to the best interests of the Corporation; and

7.2 in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

7.3 Insurance - Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as such, as the Board may from time to time determine.

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8. SHARES

8.1 Allotment - Subject to the Act, the articles and any unanimous shareholder agreement, the Board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.2 Commissions - The Board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.3 Registration of Transfer - Subject to the Act, no transfer of shares shall be registered in a securities register except on presentation of the certificate representing such shares with an endorsement which complies with the Act, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the Board may from time to time prescribe, on payment of all applicable taxes and any fees prescribed by the Board, on compliance with such restrictions on transfer as are authorized by the articles and on satisfaction of any lien referred to in Section 8.5.

8.4 Transfer Agents and Registrars - The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The Board may at any time terminate any such appointment.

8.5 Lien for Indebtedness - If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

8.6 Non-recognition of Trusts - Subject to the Act, the Corporation may treat the person in whose name a share is registered in the securities register as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect of the share and otherwise to exercise all the rights and powers of an owner.

8.7 Security Certificates - Every holder of one or more securities of the Corporation shall be entitled, at the security holder's option, to a security certificate, or to a non-transferable written acknowledgement of such security holder's right to obtain a security certificate, stating the number and class or series of securities held by such security holder as shown on the securities register. Subject to the Act, security certificates and acknowledgements of a security holder's right to a security certificate, respectively, shall be in such form as the Board shall from time to time approve. Any security certificate shall be signed in accordance with Section 2.2 and need not be under the corporate seal; provided that, unless the Board otherwise determines, certificates representing securities in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of security certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile on security certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding on the Corporation. A security certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

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8.8 Replacement of Security Certificates - The Board or any officer or agent designated by the Board may in its or such person's discretion direct the issue of a new security certificate in lieu of and on cancellation of a security certificate that has been mutilated or in substitution for a security certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding the amount prescribed by the Regulations, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

8.9 Joint Security Holders - If two or more persons are registered as joint holders of any security, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such security.

8.10 Deceased Security Holders - In the event of the death of a holder, or of one of the joint holders, of any security, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except on production of all such documents as may be required by law and on compliance with the reasonable requirements of the Corporation and its transfer agents.

9. DIVIDENDS AND RIGHTS

9.1 Dividends - Subject to the Act, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.2 Payment of Dividends - Any dividend payable in money to shareholders shall be paid by cheque or by electronic means or by such other method as the Board may determine. The payment shall be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques shall be sent to the registered holder's recorded address, unless the holder otherwise directs. In the case of joint holders, the payment shall be made to the order of all of such joint holders and, if applicable, sent to them at their recorded address, unless such joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the Board in an amount equal to the dividend to be paid less any tax that the Corporation is required to withhold shall satisfy and discharge the liability for the payment, unless the payment is not made upon presentation, if applicable.

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9.3 Non-Receipt of Payment - In the event of non-receipt of any payment as contemplated by Section 9.2 by the person to whom it is sent, the Corporation may issue re-payment to such person for a like amount. The Board may determine, whether generally or in any particular case, the terms on which any re-payment may be made, including terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title.

9.4 Record Date for Dividends and Rights - The Board may fix in advance a date, preceding by not more than 60 days, or such other period as may be prescribed by the Regulations, the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, provided that notice of any such record date shall be given, not less than 7 days before such record date, or such other period as may be prescribed by the Regulations in the manner provided by the Act. Where no record date is fixed so, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the Board.

9.5 Unclaimed Dividends - Any dividend that remains unclaimed after the expiry of the applicable limitation period shall be forfeited and shall revert to the Corporation.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual Meetings - The annual meeting of shareholders shall be held at such time in each year and, subject to Section 10.3, at such place as the Board, may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.2 Special Meetings - The Board, the chair of the Board, the chief executive officer, or the president shall have power to call a special meeting of shareholders at any time.

10.3 Place of Meetings - Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the province in which the registered office is situate or, if the Board shall so determine, at some other place in Canada or, at some place outside Canada if such place is specified in the articles or all the shareholders entitled to vote at the meeting so agree.

10.4 Participation by Electronic Means - If the Corporation chooses to make available a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during a meeting of shareholders, any person entitled to attend such meeting may participate in the meeting by means of such telephonic, electronic or other communication facility in the manner provided by the Act and the Regulations. A person participating in a meeting by such means is deemed to be present at the meeting. Notwithstanding any other provision of this by-law, any person participating in a meeting of shareholders pursuant to this Section who is entitled to vote at that meeting may vote, in accordance with the Act and the Regulations, by means of any telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

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10.5 Meeting Held by Electronic Means - Notwithstanding Section 10.3, if the directors or shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act and the Regulations, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. Notwithstanding any other provision of this by-law, any person participating in a meeting of the shareholders pursuant this Section who is entitled to vote at that meeting may vote, in accordance with the Act and the Regulations, by means of any telephonic, electronic other communication facility that the Corporation has made available for that purpose.

10.6 Notice of Meetings - Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section 11.1 not less than 21 nor more than 60 days before the date of the meeting, or within such other period as may be provided by the Act or prescribed by the Regulations to each director, to the auditor and to each shareholder who at the close of business on the record date for notice, is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditors report, election of directors and reappointment of the incumbent auditors shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.7 List of Shareholders Entitled to Notice - For every meeting of shareholders, the Corporation shall prepare within the time specified by the Act a list of shareholders entitled to vote at the meeting, arranged in alphabetical order and showing the number of shares which each such shareholder is entitled to vote at the meeting. If a record date for voting is fixed pursuant to Section 10.9, the shareholders listed shall be those registered at the close of business on such record date. If no record date for voting is so fixed, the shareholders listed shall be those registered at the close of business on the record date for notice fixed pursuant to Section 10.8. If no record date for voting is fixed pursuant to Section 10.9 and no record date for notice is fixed pursuant to Section 10.8, the shareholders listed shall be those registered (a) at the close of business on the day immediately preceding the day on which notice of the meeting is given, or (b) on the day on which the meeting is held where no such notice is given. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.8 Record Date for Notice - The Board may fix in advance a date, preceding the date of any meeting of shareholders by not less than 21 days and not more than 60 days, or such other period as may be prescribed by the Regulations, as a record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall be given not less than 7 days before such record date, or such other period as may be prescribed by the Regulations, by newspaper advertisement in the manner provided by the Act. If no record date for notice is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be (a) at the close of business on the day immediately preceding the day on which notice of the meeting is given, or (b) on the day on which the meeting is held where no such notice is given.

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10.9 Record Date for Voting - The Board may fix in advance a date, preceding the date of any meeting of shareholders by not less than 21 days and not more than 60 days, or such other period as may be prescribed by the Regulations, as a record date for the determination of the shareholders entitled to vote at the meeting, and notice of any such record date shall be given not less than 7 days before such record date, or such other period as may be prescribed by the Regulations, by newspaper advertisement in the manner provided by the Act. If no record date for voting is so fixed, the record date for the determination of the shareholders entitled to vote at the meeting shall be at the close of business on the record date for notice fixed pursuant to Section 10.8. If no record date for voting is fixed pursuant to this Section and no record date for notice is fixed pursuant to Section 10.8, the record date for the determination of the shareholders entitled to vote at the meeting shall be (a) at the close of business on the day immediately preceding the day on which notice of the meeting is given, or (b) on the day on which the meeting is held where no such notice is given.

10.10 Meetings without Notice - A meeting of shareholders may be held at any time and place permitted by the Act without notice or on shorter notice than that provided for herein, and proceedings thereat shall not be invalidated (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy, waive notice before or after the meeting or the time prescribed for the notice thereof, in writing of such meeting being held, and (b) if the auditors and the directors are present or if those not present, waive notice of or otherwise consent to such meeting being held. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.11 Chair, Secretary and Scrutineers - The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chief executive officer, president, chair of the Board, or a vice-president who is a director. If no such officer is present, within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair. If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

10.12 Persons Entitled to be Present - The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

10.13 Quorum - Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be one person present in person, being a shareholder entitled to vote thereat or a duly appointed representative or proxyholder for an absent shareholder so entitled, and holding or representing in the aggregate not less than a majority of the outstanding shares of the Corporation entitled to vote at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place, but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more but not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form provided by the Act to each shareholder who is entitled to receive notice of the meeting.

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10.14 Right to Vote - Subject to the Act as to authorized representatives of any other body corporate or association and restrictions on intermediary voting, for any meeting of shareholders every person who is named in the list of shareholders entitled to vote prepared for purposes of such meeting shall be entitled to vote the shares shown opposite such person's name. For any meeting of shareholders where a list of shareholders entitled to vote has not been prepared for purposes of such meeting, the names of the persons appearing in the securities register at the close of business on the record date for voting as the holders of one or more shares carrying the right to vote at such meeting, shall be deemed to be the list of shareholders entitled to vote for purposes of such meeting.

10.15 Proxies - Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or such shareholder's attorney and shall conform with the Act. Every such shareholder which is a body corporate or association may by resolution of its directors or governing body authorize an individual who need not be a shareholder to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chair of the meeting.

10.16 Time for Deposit of Proxies - The Board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted on only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chair of the meeting or any adjournment thereof prior to the time of voting.

10.17 Joint Shareholders - If two or more persons hold shares jointly, one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares jointly held by them.

10.18 Votes to Govern - At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either on a show of hands or on a ballot or on results of electronic voting, the chair of the meeting shall not be entitled to a second or casting vote.

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10.19 Show of Hands - Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. On a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken on a question, unless a ballot thereon is so required or demanded, a declaration by the chair of the meeting that the vote on the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the question, and the result of the vote so taken shall be the decision of the shareholders on the question.

10.20 Ballots - On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chair may require a ballot of any person present or any shareholder or proxyholder entitled to vote on such question at the meeting may demand a ballot. A ballot so demanded shall be taken in such manner as the chair shall direct. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting on the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders on the question.

10.21 Electronic Voting - If the Corporation chooses to make available a telephonic, electronic or other communication facility, in accordance with the Act and the Regulations, that permits shareholders to vote by means of such facility then, notwithstanding any other provision of this by-law, any vote may be held, in accordance with the Act and the Regulations, entirely by means of such facility.

10.22 Adjournment - If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.23 Resolution in Writing - A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

10.24 Only One Shareholder - Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

11. NOTICES

11.1 Method of Giving Notices - Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the Regulations, the articles, the by-laws or otherwise to a shareholder, director, officer or member of a committee of the Board or to the auditors shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to such person's recorded address or if mailed to such person at such person's recorded address by prepaid ordinary or air mail or if sent to such person at his or her recorded address by facsimile or if provided in the form of an electronic document in accordance with Section 12.1. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by the secretary to be reliable.

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11.2 Notice to Joint Shareholders - If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.3 Computation of Time - In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.4 Undelivered Notices - If any notice given to a shareholder pursuant to Section 11.1 is returned on two consecutive occasions because such shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until such shareholder informs the Corporation in writing of his or her new address.

11.5 Omissions and Errors - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.6 Persons Entitled by Death or Operation of Law - Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event on which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority, or evidence of entitlement provided by the Act.

11.7 Waiver of Notice - Any shareholder, (or such shareholder's duly appointed proxyholder), director, officer, auditors or member of a committee of the Board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to such person under the Act, the Regulations, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the Board or of a committee of the Board which may be given in any manner.

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12. DOCUMENTS IN ELECTRONIC FORM

12.1 Documents in Electronic Form - Subject to any additional conditions set out in Section 12.2 of this by-law, a requirement under the Act, the Regulations or this by-law to provide a person with a notice, document or other information may be satisfied by the provision of an electronic document, provided that:

12.1 (the addressee has consented, in the manner prescribed by the Regulations, if any, and has designated an information system for the receipt of electronic documents;

12.2 the electronic document is provided to the designated information system, unless otherwise prescribed by the Regulations; and

12.3 any other requirements of the Regulations have been complied with.

An addressee may revoke the consent referred to in Section 12.1(a). Nothing in this Section 12 shall require a person to create or otherwise provide an electronic document. Except where a notice, document or other information must be sent to a specific place (such as a registered address), an electronic document need not be sent to the designated information system if: (a) the document is posted on or made available through a generally accessible electronic source, such as a website; and (b) the addressee is provided with notice in writing of the availability and location of that electronic document. An electronic document shall be considered to have been received when it enters the information system designated by the addressee or if the document is posted on or made available through a generally accessible electronic source, when it is accessed by the addressee.

12.2 Where Documents to be Created in Writing - Where the Act or Regulations expressly require that a notice, document or other information be created in writing, such requirement shall be satisfied by the creation of an electronic document provided that, in addition to the conditions set out in Section 12.1:

(a) the information in the electronic document is accessible so as to be usable for subsequent reference; and

(b) any other requirements of the Regulations have been complied with.

12.3 Where Documents to be Provided in Writing - Where the Act or Regulations expressly require that a notice, document or other information be provided in writing, such requirement shall be satisfied by the provision of an electronic document provided that, in addition to the conditions set out in Section 12.1:

(a) the information in the electronic document is accessible by the addressee and capable of being retained by the addressee, so as to be usable for subsequent reference; and

12.4 any other requirement of the Regulations have been complied with.

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13. EFFECTIVE DATE

13.1 Effective Date - This by-law shall be effective when made by the Board.

This By-law may be executed in separate counterparts, and all such executed counterparts when taken together shall constitute one by-law. The Corporation shall be entitled to rely on delivery of a facsimile or other form of electronic copy of the executed by-law and such facsimile or electronic copy shall be legally effective to create a valid and binding by-law.

CERTIFIED to be By-Law No. 1 of the Corporation, as enacted by the directors of the Corporation by resolution dated the 30th day of June, 2020 and confirmed by the voting shareholders of the Corporation by resolution dated the 30th day of June, 2020.

FULL NAME AND SIGNATURE OF EACH DIRECTOR	DATE OF SIGNING

ROBERT JAMES METCALFE

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SCHEDULE D

Form of Articles of Amalgamation

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 9 ARTICLES OF AMALGAMATION (SECTION 185)	FORMULE 9 STATUTS DE FUSION (ARTICLE 185)

1 -- Name of the Amalgamated Corporation	Dénomination sociale de la société issue de la fusion

12167573 Canada Ltd.

2 - The province or territory in Canada where the registered office is to be situated	La province ou le territoire au Canada où se situera le siège social

BC

3 -- The classes and any maximum number of shares that the corporation is authorized to issue	Catégories et tout nombre maximal d'actions que la société est autorisée à émettre an unlimited number of Common shares

4 -- Restrictions, if any, on share transfers	Restrictions sur le transfert des actions, s'il y a lieu

See Attached Schedule

5 -- Number (or minimum and maximum number) of directors	Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum 1; Maximum 10

6 -- Restrictions, if any, on business the corporation may carry on	Limites imposées à I'activité commerciale de la société, s'il y a lieu

None

7 -- Other provisions, if any	Autres dispositions, s'il y a lieu

8 -- The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:	La fusion a été approuvée en accord avec I'article ou le paragraphe de la Loi indiqué ci-après

☒ 183
☐ 184(1)
☐ 184(2)

Article 159 -- Name of the amalgamating corporations Dénomination sociale des sociétés fusionnantes	Corporation No. N de la société	Signature	Date	Article 16Title Titre	Article 17Tel.No. No de tél.
Altum Pharmaceuticals Inc.	1091617-0
12167573 Canada Ltd.	1216757-3

Article 18 Signature	Printed Name – Nom en letters moulées	10 -- Capacity of – En qualité de	11 – Tel. No.– No de tél
For Departmental Use Only -À l'usage du ministère seulement
Article 19

IC 3190 (2003/06)	Article 20

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Schedule
Articles of Incorporation

PART 4: Restrictions on Share Transfers are as follows:

4. SHARE TRANSFERS

Part 4 of the Articles of Incorporation does not apply to the Corporation if and for so long as it is a public corporation.

4.1 Registering Transfers:

A transfer of a share of the Corporation must not be registered unless:

(a) a duly signed instrument of transfer in respect of the share has been received by the Corporation;

(b) if a share certificate has been issued by the Corporation in respect of the share to be transferred, that share certificate has been delivered to the registered office of the Corporation or at the office of its transfer agent or registrar for registration together with such other evidence, if any, as the directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered; and

(c) if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Corporation in respect of the share to be transferred, that acknowledgment has been surrendered to the Corporation.

4.2 Instruments of Transfer to be Retained:

Where the transfer is registered, all instruments of transfer referred to in Article 4.1 shall be retained by the Corporation or its transfer agent or a registrar.

Where the transfer is not registered, all instruments of transfer referred to in Article 4.1, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

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4.3 Form of Instrument of Transfer:

The instrument of transfer in respect of any share of the Corporation must be either in the form, if any, on the back of the Corporation’s share certificates or in any other form that may be approved by the directors from time to time.

4.4 Transferor Remains Shareholder:

Except to the extent that the Canada Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Corporation in respect of the transfer.

4.5 Signing of Instrument of Transfer:

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Corporation and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a) in the name of the person named as transferee in that instrument of transfer; or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

4.6 Enquiry as to Title Not Required:

Neither the Corporation nor any director, officer or agent of the Corporation is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

4.7 Transfer Fee:

There must be paid to the Corporation, in relation to the registration of any transfer, the amount, if any, determined by the directors.

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